UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Boxabl Inc.

(Exact name of registrant as specified in its charter)

Nevada	85-2511929
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5345 E. N. Belt Road
Las Vegas, NV	89115
(Address of principal executive offices)	(Zip Code)

(510) 698-2462

Registrant’s telephone number, including area code

Common Stock

Series A Preferred Stock

Series A-1 Preferred Stock

Series A-2 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Boxabl,” “we,” “us,” “our,” or “the Company” refers to Boxabl Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. THE COMPANY’S BUSINESS

Boxabl Overview

Boxabl is on a mission to bring building construction in line with modern manufacturing processes by creating a superior residential and commercial building that can be completed in far less time and cost than traditional construction.

The core product that we offer is the “Building Box", which consists of room modules that ship to site at a low cost and can be stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 19x20 ft., 19x30 ft., 19x40 ft., and 19x60 ft. Our first product available for sale is our 19x19 ft. Casita Box, featuring a full-size kitchen, bathroom, and living area.

We believe there is significant market interest in our product based on receiving reservations of interest from over 170,000 customers through our Room Module Order Agreement, some of whom have placed small deposits to formalize their pre-order of the Casita when production begins. We have also completed delivery of an order received from ADS, Inc. for 156 Casitas. In order to meet our understanding of the potential demand, we are undertaking our current capital raise to secure raw materials ahead of need, to fund additional buildout of our initial factory, and to accelerate production.

Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada corporation on June 16, 2020. Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, Director of Marketing, Galiano Tiramani, and our lead engineer, Kyle Denman. Until recently, the technology was owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property (“Build IP”), owned by our CEO, Paolo Tiramani. Under an exclusive licensing agreement, Boxabl paid Build IP a license fee equivalent to 1% of the net selling price generated by the sale of Casitas. On June 15, 2023, Boxabl merged with 500 Group, Inc., a Nevada corporation that is controlled by Paolo Tiramani and parent to Build IP (“500 Group”). As a result of this merger, all of the intellectual property held by Build IP now belongs to Boxabl and the licensing agreement is now void. For details, see Item 5. Interest of Management and Others in Certain Transactions.

Our Mission and Innovation

Over the past several hundred years, little has changed in the construction industry. Most buildings are built by hand, one at a time. Modern construction has not yet adopted advantages of the assembly line, robotics, or economies of scale. Even in housing developments with substantially similar homes, while components may be purchased in bulk, the work still involves construction by hand, one at a time. To compound this problem, labor shortages are rising, and new entries to the building construction workforce are slowing. These factors all contribute to a significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.

One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site. At Boxabl, we realized that innovation in modular construction would not be possible without innovation in shipping.  Boxabl’s patented shipping technology allows us to serve large geographic areas from one Boxabl factory. With this shipping technology, we believe that the location of our flagship factory in North Las Vegas, Nevada will be able to produce products that can be delivered to anywhere in the US, and even international markets.

Our innovations in shipping are only possible because of our unique methods for constructing our building modules. Our “Building Box" system and Box design were created specifically to maximize repeatability in manufacturing. In addition, our reimagined manufacturing process is simplified and efficient. This is achieved in part, by dramatically reducing the individual components in the build compared to traditional building, which requires stacks of lumber and thousands of nails. Significantly fewer components result in significantly less labor costs during manufacturing.

We believe the resulting product boasts many benefits over traditional construction for the end user. Not only does the Boxabl solution have the potential to reduce building costs and build time compared to traditional home building, but we simultaneously improve upon other metrics that can be used to evaluate building solutions, such as installation speed, fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, impact resistance and much more.

Market Opportunity

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. This is a slow, expensive and labor-intensive process that has failed to adapt to modern manufacturing processes.

Stick framing includes no mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years. According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions. The discussions contained in this report relating to the market conditions and industry of the Company represent the opinions of management informed by third-party sources that we believe to be reliable. Our management has not independently verified the information, and any third-party sources are not incorporated by reference into this report.

During 2022 and into 2023, the construction market has been slowing. According to the US Census Bureau, privately owned housing stats in December 2022 were at a seasonally adjusted annual rate of 1,382,000, which represents a 21.8% reduction from the housing stats in December 2021 of 1,768,000. We anticipate the economic impact of inflation and rising interest rates has resulted in a decrease in housing stats generally. For instance, the US Census Bureau reported 1,330,000 seasonally adjusted building permits in December 2022, which is 1.6% below the November 2022 estimate of 1,351,000, and 29.9% below the December 2021 rate of 1,896,000.

Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units (“ADUs”) for use and rent. In the city of Los Angeles alone, 5,188 permits were issued by the end of 2021 and 4,999 ADU permits were issued in the first eight months of 2022. This is a burgeoning market for which the Boxabl product is well positioned.

While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. We expect the Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi-family, apartment, disaster relief, military, labor housing and more.

Our Products

The Boxabl Solution

The Boxabl product represents a new take on modular construction. It is a factory-finished room module system that can be quickly stacked and arranged on site (the “Boxes”), and that provides the majority of the building envelope and functions. This allows builders to dramatically reduce build time and costs while increasing quality and features.

The Boxabl product is a large, almost 20 ft. in width room that folds down to 8.5 ft. wide for shipping, and still has sufficient space for factory-installed kitchens, bathrooms and more. Each unit is a separate Box. Our Boxes take the heavy lifting of a building’s construction out of the field and moves it into the factory, where it belongs.

Once the Boxes arrive at the jobsite, Boxes are assembled together in a plug-and-play manner by builders to create a finished home of almost any size and style. A typical Box can be assembled in one day. The goal is for the speed, quality, features and price of the Boxabl product to be superior to traditional building methods.

To date, the Casita is the main model of Box we have been producing. We recently announced a new prototype with three-bedrooms, two-and-a-half bathrooms and an outdoor deck, which we believe will expand public understanding of Boxabl beyond tiny houses.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase costs dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements.  It also allows us to use our own drivers, as well as third parties, for delivery of our Casitas.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures only consists of a few individual components. A comparable traditional wall has thousands of individual components and requires 3 or more separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl Boxes will be processed by off-the-shelf computer numerical control (CNC) equipment. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the manufacturing process to be more fully automated.

The System

Efficient factory environments thrive on repeatability. We can achieve the lowest cost by building the same product over and over, leaving it to the final assembly to create unique structures. The Boxabl factory can build our Boxes in different sizes, with different floorplans, and the builder can stack, arrange and dress the boxes however they desire for a custom building.

Building Materials

Our wall design doesn't use standard lumber framing, instead, we use a laminated panel technology that includes steel skin, expanded polystyrene (EPS) foam, and magnesium oxide board. We are able to source these materials from multiple vendors, and are not reliant on any particular vendor.  Our product is compatible with automation, CNC, and the factory environment.

Boxabl has differentiated certain building designs into “Generation 1.0” and “Generation 2.0”. In Generation 1.0, we utilized a proprietary structurally insulated panel design with steel and magnesium oxide skins, EPS core, and a hybrid lumber-PVC frame. In Generation 2.0 we are utilizing a hybrid fiber-cement and steel skin with a reinforced EPS core and lumber frame.

Product Features

The Boxabl building system is planned to have many features and solutions that reduce pain points for builders and offer an attractive product for consumers.

Resilience •Fire resistant •Flood resistant •Bug resistant •Mold resistant

Structural

•Snow load rated

•Hurricane wind load rated

•Seismic rated

•Light weight requiring smaller equipment to move

•Unit to unit connection – unlimited connection horizontally, 3 unit tall stack allowance

Design and Engineering

•Connects to any foundation

•Packs down for low cost shipping – unfolds to 2x volume

•Sealing gaskets at joints

•Crane pick points for faster setting

•MEP network channel – precut chase network for all utilities in walls, roof, and floor for low-cost retrofit of electrical, sprinkler system, HVAC, etc.

•20x20 up to 20x60 room modules

•Multiple floor plans of room modules for millions of combinations

•Reduced components designed for factory automation

•Streamlined production process similar to automotive assembly rather than modular

•Weatherproof roofing membrane ships with unit

•Simple field assembly does not require skilled labor apart from site work

•Pre-plumbed for on-site hook up – does not require crawl space

•All finishing work, paint, trim, etc., inside and out ships complete

Energy

•Will qualify for top energy rating

•Reduced energy bills

•Smaller sized HVAC

•Minimal thermal bridging

•Tight building envelope

•High R values continuous EPS insulation

•High efficiency appliances and LED lights for minimal energy requirement

Approval •Applied for pre-approval of our modular design •Mix and stack building system for easy custom plans •Full testing, fire, energy, structural

Applicable Regulation

Our Boxes fall under different state certification requirements for housing depending on their end use. For instance, we are seeking to obtain state certifications under modular home building (or factory-built building) codes, with an initial emphasis on Arizona, Nevada, and California. Eventually, we plan to obtain approvals for every state’s modular home building program. Boxabl currently has a manufacturer license in Arizona, and we are currently waiting for the state to approve reconstruction plans to bring our buildings into compliance with Arizona Department of Housing requirements, which we believe is the last stage of obtaining the factory build certification in Arizona. For information please see Item 1. Business – Litigation – Arizona Department of Housing Settlement. Once Boxabl is certified in Arizona, Boxabl believes that it will be easier to obtain certification in other states as there are similarities in the certification requirements across states. In the meantime, Boxabl has manufactured 173 Casitas during 2023 so far, and intends to sell those units for other projects. As discussed below, we plan to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects.

For modular homes, some states require the approval of a third-party testing and inspection company, which will conduct product testing and factory inspections. There are a number of services to provide such testing, and we have engaged a third party, NTA, to do that testing. In May 2023 we received a panel listing from NTA which indicates our building panels meet the international building codes https://icc-es.org/report-listing/ESR-4725/.

Some states like Alaska, Oklahoma, Utah, Wyoming, Hawaii, Delaware, West Virginia, and Vermont do not have state modular house programs. In those states, we believe Boxabl buildings can be deployed right now by obtaining a permit from the local building department.

We can also deliver Casitas to customers under “park model” recreational vehicle rules in all 50 states. This is done through the ANSI 119.5 code; manufacturers are required to self-certify that they meet these requirements. By adding a permanent trailer/chassis, Boxabl Casitas do meet this code.

Builders will still be required to obtain local building permits, as well as those necessary for tying into local water and electric services.

Price

We believe that our production and shipping advantages will allow us to sell our Boxabl Boxes at competitive prices. The retail price for our initial product, the Casita, is projected to be $60,000, representing about $166/sq. ft. Shipping, setup, land development and connection to water and electric services would be in addition to this amount, increasing the total price by approximately $5,000 to $50,000 depending on the specific project. However, compared to building costs in states like California that can be on the order of $400/sq. ft., the Boxabl solution is an attractive option for cost-conscious purchasers. Additionally, we think our large waitlist indicates our price is very desirable.

As we are able to increase our bulk purchasing and introduce greater amounts of automation in the production process, we may be able to reduce the consumer price in the future to capture a larger market.

In fact, our costs have consistently come down since we began our manufacturing, May 2023 was our lowest cost yet, approximately $32,532 for direct material and $10,739 for direct labor.

Core Technology

The core technology covering the structure of the Boxes and transportation system used by the Company was developed by its founder, Paolo Tiramani. Innovations created by Paolo Tiramani have previously led to the creation of new billion-dollar product categories in the tool storage space.

Patents

Boxabl has patents for the structure and transportation of the Boxabl building system, covering all important aspects of its commercial designs, as well as the foreseeable alternatives. The filings closely track and reflect the product designs as they are updated. Further, the scope of protection sought extends beyond the design of the building structures themselves and includes innovative delivery and assembly equipment and techniques.

Structure Patents (1)

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Modular Prefabricated House	Patented	10/653,523	9/2/2003	8,474,194	7/2/2013
US	Modular Prefabricated House	Patented	13/900,579	5/23/2013	8,733,029	5/27/2014
CA	Modular Pre-Fabricated House	Patented	2,442,403	9/24/2003	2442403	12/2/2008
US	Customizable Transportable Structures and Components Therefor	Patented	16/143,598	9/27/2018	10,688,906	6/23/2020
US	Customizable Transportable Structures and Components Therefor	Patented	16/804,473	2/28/2020	10,829,029	11/10/2020
US	Customizable Transportable Structures and Components Therefor	Patented	15/931,768	5/14/2020	10,926,689	2/23/2021
PCT	Customizable Transportable Structures and Components Therefor	—	PCT/US18/53006	9/27/2018
EU	Customizable Transportable Structures and Components Therefor	Pending	18 864 413.2	4/30/2020
CA	Customizable Transportable Structures and Components Therefor	Patented	3,078,484	4/3/2020	3,078,484	7/13/2021
US	Foldable Building Structures with Utility Channels	Patented	16/786,130	2/10/2020	11,118,344	9/14/2021
US	Foldable Building Structures with Utility Channels	Allowed	17/245,187	4/30/2021
US	Foldable Building Structures with Utility Channels	Pending	18/071,902	11/30/2022
US	Foldable Building Structures with Utility Channels	Pending	18/071,905	11/30/2022
PCT	Foldable Building Structures with Utility Channels	—	PCT/US20/17524	2/10/2020
AU	Foldable Building Structures with Utility Channels	Pending	2020221056	7/2/2021
CA	Foldable Building Structures with Utility Channels	Pending	3,129,693	8/9/2021
CN	Foldable Building Structures with Utility Channels	Pending	202080014606.4.	8/13/2021
CN	Foldable Building Structures with Utility Channels	Pending	202211067336.0	9/01/2022

EU	Foldable Building Structures with Utility Channels	Pending	20 755 992.3	9/14/2021
JP	Foldable Building Structures with Utility Channels	Pending	2021-547830	8/13/2021
MX	Foldable Building Structures with Utility Channels	Pending	MX/a/ 2021/0097120	8/12/2021
SA	Foldable Building Structures with Utility Channels	Pending	521422646	7/28/2021
SA	Foldable Building Structures with Utility Channels	Pending	522441248	11/08/2022
SA	Foldable Building Structures with Utility Channels	Pending	522441249	11/08/2022
US	Enclosure Component Perimeter Structures	Patented	16/786,202	2/10/2020	11,560,707	01/24/2023
US	Foldable Enclosure Members Joined by Hinged I-Beam	Issuing	17/592,984	2/04/2022	11,578,482	02/14/2023
US	Enclosure Members Joined by Hinged I-Beam to Fold Flat	Patented	17/592,988	2/04/2022	11,566,413	01/31/2023
US	Foldable Enclosure Members Joined by Tongue-and-Groove Structure	Patented	17/592,990	2/04/2022	11,566,414	01/31/2023
US	Foldable Enclosure Members Joined by Hinged Perimeter Sections	Patented	17/592,986	2/04/2022	11,525,256	12/13/2022
US	Perimeter Structures for Joining Abutting Enclosure Components	Pending	17/971,230	10/21/2022
PCT	Enclosure Component Perimeter Structures	—	PCT/US20/17527	2/10/2020
CA	Enclosure Component Perimeter Structures	Pending	3,129,882	8/9/2021
CN	Enclosure Component Perimeter Structures	Pending	202080014607.9	8/13/2021
CN	Enclosure Component Perimeter Structures	Pending	202211434625.X	11/16/2022
EU	Enclosure Component Perimeter Structures	Pending	20 755 993.1	9/14/2021
JP	Enclosure Component Perimeter Structures	Pending	2021-547829	8/13/2021
US	Equipmentfor Erecting a Transportable Foldable Building Structure	Patented	16/786,315	2/10/2020	11,220,816	1/11/2022
PCT	Equipmentfor Erecting a Transportable Foldable Building Structure	—	PCT/US20/17528	2/10/2020
US	Enclosure Component Edge Seal Systems	Pending	17/513,176	10/28/2021

US	Enclosure Component Compression Seal Systems	Pending	17/513,207	10/28/2021
US	Enclosure Component Shear Seal Systems	Pending	17/513,266	10/28/2021
PCT	Enclosure Component Sealing Systems	Pending	PCT/US21/56415	10/25/2021
US	Folding Beam Systems	Pending	17/527,520	11/16/2021
PCT	Folding Beam Systems	Pending	PCT/US21/59440	11/16/2021
US	Enclosure Component Panel Structures	Pending	17/539,706	12/01/2021
PCT	Enclosure Component Panel Structures	Pending	PCT/US21/61343	12/01/2021
PCT	Foldable Transportable Buildings	Pending	PCT/US22/16999	2/18/2022
US	Liftable Foldable Transportable Buildings	Pending	17/675,653	2/18/2022
US	Stackable Foldable Transportable Buildings	Pending	17/675,646	2/18/2022
US	Sheet/Panel Design for Enclosure Component Manufacture	Pending	17/504,883	10/19/2021
PCT	Sheet/Panel Design for Enclosure Component Manufacture	Pending	PCT/US21/58912	11/11/2021
US	Wall Component Appurtenances	Pending	17/587,051	1/28/2022
US	Wall Component Appurtenances	Pending	PCT/US22/14224	1/28/2022
US	Improved Folding Roof Component	Pending	17/569,962	1/06/2022
PCT	Improved Folding Roof Component	Pending	PCT/US22/011415	1/06/2022
US	Uni-Tool for Foldable Transportable Structure Deployment	Pending	63/344,116	05/20/2022
US	Couch	Pending	63/356,771	06/29/2022
US	Universal Panel	Pending	63/388,366	07/12/2022
US	Quick-Assembly Storage Bed	Pending	63/395,936	08/08/2022
US	Subassembly for Enclosure Component Manufacture	Pending	63/399,389	08/19/2022
US	Universal Edge Structures	Pending	63/480,164	01/17/2023
US	Vacuum Insulated Enclosure Components	Pending	63/440,797	01/24/2023

Transport Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Wheeled Assembly for Item Transport	Patented	16/143,628	9/27/2018	11,007,921	5/18/2021
PCT	Wheeled Assembly for Item Transport	—	PCT/US18/53015	9/27/2018
Europe	Wheeled Assembly for Item Transport	Pending	18 863 822.5	4/30/2020
Canada	Wheeled Assembly for Item Transport	Patented	3,078,486	4/3/2020	3,078,486	11/2/2021
US	Transport System	Pending	63/324,940	3/29/2022
US	Transport System	Pending	63/335,880	4/28/2022

Factory Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Enclosure Component Fabrication Facility	Pending	17/552,108	12/15/2021
PCT	Enclosure Component Fabrication Facility	Pending	PCT/US21/63581	12/15/2021
US	Enclosure Component Assembly Line	Pending	63/426,563	11/18/2022
US	Tilt Cart	Pending	63/386,186	12/06/2022

Explanatory Endnotes

1.All listed patents and patent applications were previously owned by Build IP LLC (a Nevada LLC) and licensed to Boxabl Inc. (a Nevada Corp.), except for U.S. provisional patent application nos. 63/324,940, 63/335,880, 63/344,116, 63/356,771, 63/388,366, 63/395,936 and 63/399,389.  The assignee of record of U.S. provisional patent application no. 63/344,116 is Boxabl Inc. In June 2023, Boxabl acquired all patents and patent applications owned by Build IP when it merged with Build IP’s parent company, 500 Group Inc. For details see Item 7. Certain Relationships and Related Transactions, and Director Independence.

2.Expired U.S. provisional patent applications are not listed.

3.The status of PCT applications having a priority date within 31 months of the date of this table are listed as “pending.”  PCT applications having a priority date more than 31 months from the date of this table are listed with no status provided (e.g., “—“).

4.Jurisdictions (patent offices) are abbreviated as follows: Australia – AU, Canada – CA, China – CN, European Union – EU, Japan – JP, Mexico – MX, South Africa – SA, United States – US, and Patent Cooperation Treaty – PCT.

Trademarks

Boxabl has acquired the Boxabl trademark through its merger with 500 Group as described above. The Boxabl trademark is registered in the United States, the European Union, and in multiple other countries around the world. Boxabl intends to aggressively enforce its rights in the Boxabl trademark whenever third-party uses of similar names are encountered. Consequently, we believe that the Boxabl brand has developed a secondary meaning and has come to represent valuable goodwill.

Strategy

Boxabl intends to create a factory franchise business model. After our flagship factory in Las Vegas is scaled up, we want to expand internationally by setting up franchisees to build their own factories. We will use this first production-style factory to identify procedures, data, costs, raw materials, equipment, labor numbers and more to build a blueprint for future factories.

We believe a franchise model would let us rapidly scale worldwide. Under this scenario, Boxabl becomes a logistics company with franchisees constructing factories around the world. We would supply franchisees with raw materials, custom equipment, branding, proprietary components, quality control, and other services. We have received what we believe to be a significant number of inquiries from potential factory franchisees who have indicated that they have substantial amounts of capital to spend on factory startups. Over 2,273 parties from around the world have indicated that they would like to partner with us as factory franchisees through our web form at boxabl.com/partner, which allows them to also check a box indicating that they have at least $5 million to spend on startups of these factories. To date, we have not requested any payment from any of these parties as we feel it is premature. We do not yet have controls or procedures for evaluating potential franchisees, and will develop these procedures after evaluating the operations of our starter factory.

While these initial stages for the Company will be capital intensive as we develop our operations and outfit our starter factory, once moving into a focus on the factory franchise business model, we believe that we will be able to scale operations with less capital.

While the Company has received a considerable amount of positive media coverage, that coverage has been mostly prospective and has not included detailed looks and reviews of our Casita. To remedy that, we are considering construction of a showcase community in the Las Vegas area to allow for evaluation of our Boxes through a controlled, real-world test. We have not yet committed to this idea and have not allocated any proceeds from our public capital-raising activities under Regulation A or Regulation Crowdfunding to the showcase community.

We also recently announced a collaboration with Elevate.Money, Inc., a Delaware corporation operating in California (“Elevate”), that identifies, acquires and manages commercial real estate through real estate investment trusts (“REIT”). Through this collaboration, Elevate plans to raise funds for the purpose of developing communities utilizing Boxabl’s Casitas. Our non-exclusive agreement with Elevate includes granting Elevate a right of first refusal to purchase a minimum of 10% of Boxabl’s production of Casitas.

Our Manufacturing Facilities

Our starter production facility has now been built and is expected to produce six Boxes per shift once we ramp up production. We worked with industry-leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations.  The Boxes and panels will move through 20 main assembly stations in the factory where different sections are completed similar to an automotive production process. We entered into a lease for our starter production facility on December 29, 2020, which we took possession of on May 1, 2021, on a sixty-five-month lease. The facility features 173,720 square feet of usable floor space, which we have begun to outfit with capital equipment necessary for the construction of our Boxes. We believe this factory should create approximately 300 new direct jobs when fully staffed. Many more indirect jobs will be created on the building sites by our customers when they use our modules to build.

We will also support operations of our starter facility with a second facility nearby, for which we have entered into a lease agreement on June 13, 2022. This second facility will allow us to better stage inventory and in-house component fabrication. The new factory is 132,960 square feet.

With the move into our second facility, we are also making some significant improvements. During 2023, we plan to spend approximately $15,000,000 on equipment upgrades. These include equipment such as a new automated panel lamination system, CNC cutting equipment, a conveyor system that moves houses down our assembly line, and a new paint booth system.

During 2022, operations in our facilities allowed us to better see where improvements could be made to the design of the Casita. These improvements will be part of our “next gen” Casita, which we expect to simplify the design, reduce components, reduce labor and increase structural ratings. Over the next six months, as we ramp up production utilizing our second facility and refine processes in our first facility, we believe we will be able to achieve gains in our unit economics and production rate.

Between the second half of 2021, when we were able to begin production in our starter facility, to the date of this report, we have produced over 420 homes. In May 2023, we signed a lease for our third manufacturing facility. For details see below, The Company’s Properties.

Boxzilla Factory

We have allocated funds from our capital-raising activities for research and development expenditures relating to the planning for expansion into additional production facilities. In this regard, Boxabl is currently in the planning stages to launch a new factory that will be significantly larger and more advanced than the current operations. We believe we have proven the basic principles of the Company in our current manufacturing facility and are ready to take things to the next level of scale. The anticipated “Boxzilla” factory will require approximately $1 billion in funding; we believe it could be the world’s largest and most advanced mass production of housing ever attempted.

The knowledge gained from our manufacturing facilities and any additional production facilities will assist with the expansion into the franchise model.

Our Customers

In 2019, Boxabl delivered the first prototype at the International Builders’ Show in Las Vegas and received an overwhelming response. Builders were ecstatic to see the development of a solution to many issues they struggle with. We received the equivalent of 6,000,000+ sq. ft. of “reservations” from hundreds of professional builders. These reservations were simply an indication of interest and we did not take any deposits. They are not a guarantee of future revenues.

After the show, we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU market, we built three more units for the show. In January 2020, we debuted the “Casita” at the Builders’ Show and again received a high level of interest from potential customers.

Rather than just making available “reservations”, we began taking deposits for positions on our waitlist. We currently have two options of deposit amounts to complete a pre-order on our waitlist: 1) free; 2) $200 deposits; As of June 30, 2023, we have over 170,000+ names on our customer waitlist, with many of those potential customers indicating they want to purchase more than 1 Casita. Although most of the names on this waitlist have not paid a deposit, we currently have deposits from over 8,300 unique persons to purchase one or more Casitas.

Further, if each of the 170,000 potential customers purchases a single Casita, that extrapolates to potential revenue of more than $10 billion. While it is unlikely that we will receive these orders or revenue from most of these potential customers, even the ones who have placed deposits, it shows the excitement and interest in the Casita. Conversion of even a small percentage of these potential customers will allow for full production of our planned production facility.

We delivered one Casita to a customer in Texas as part of a demonstration project, but no revenues were recorded for that order and delivery.

Initial Purchase Orders

In December 2020, the Company received two purchase orders from ADS, Inc., to deliver 156 Casitas to the federal government. These purchase orders and related agreements are included as Exhibit 6.2 to this report.

Boxabl received $9,245,574 from ADS, the full amount due under the terms of the contract, as final delivery has been completed.

We have also begun production and delivery on a 227 Casita order to a customer in the United States. The order was for a total price of $13.2 million. So far, we have delivered 51 units from this order during 2022. Subsequently, the Company has entered into a settlement agreement with the Arizona Department of Housing and the other parties to the agreement regarding reconstruction for the purpose of bringing the Casitas into compliance with Arizona regulations. For more details, see Item 1. Business – Litigation – Arizona Department of Housing Settlement.

We intend to bring production and final sales to our retail and home builder potential customers once we are able to build at our desired production rates, and obtain state certifications. The initial ADS order and 227 Casita order allow us to continue development of our manufacturing procedures, and obtain end user feedback which we intend to utilize for further developments to the Casita product. Although we have manufactured 173 Casitas during 2023, none have been paid for or delivered in 2023. Our inventory of manufactured Casitas was intended to be delivered pursuant to an agreement in Arizona. However, our deliveries under that agreement have been on hold while we and our partners remedy issues that need to be addressed pursuant to the Arizona Department of Housing. See Item 1. Business – Litigation – Arizona Department of Housing Settlement. In the meantime, we intend to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RV’s or government projects. Nevertheless, these new sales may face delays due to the time needed to prepare the site for installation of the Casitas, arranging capital for payment of amounts due to the Company by the purchaser, and other preparatory steps that need to be taken in order to arrange delivery and installation of the units.

Boxabl is now scheduling delivery of Casitas to people on its waitlist. We have hired a sales manager and implemented a sales process where we sort through our waitlist to determine which customers and projects are viable.

Competition

Our competition can be broken into the following categories:

●Stick built: Traditional home building method, accounts for the majority of the market.  Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.

●Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a lower baseline standard of construction and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.

●Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.

●Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

Employees

As of July 5, 2023, the Company had 89 direct hourly employees, 47 indirect salaried employees, 33 indirect hourly employees, and 5 direct salaried employees. This number experiences some fluctuation, and we expect to increase hiring as we continue to scale up production at our facility. Boxabl provides employees a share incentive plan to be awarded at the discretion of the Board of Directors (the “Board”). For details, see Item 3. Directors and Officers – Executive Compensation – Equity Incentive Plan.

Litigation

Arizona Department of Housing Settlement

On January 23, 2023, the Department of Housing in and for the State of Arizona (the “Arizona Department of Housing”) sent a citation and complaint claiming that Boxabl was in violation of several Arizona laws and codes related to delivery of Casitas for which we understood the specific codes did not apply. These violations included failure to obtain necessary permits, not submitting compliance assurance documents, lack of proper certification for the manufacturing facility, and knowingly violating laws and rules. On February 28, 2023, the Arizona Housing Department issued the Company with an administrative fine of $48,000, and ordered us not to ship further Casitas into Arizona until we have obtained the necessary certifications. On April 21, 2023, the Company entered into a settlement agreement with the Arizona Department of Housing under which it agreed to work with its customers, Pronghorn Services, LLC (“Pronghorn”) and Freeport McMoRan Inc. (“Freeport”) (together with the Company, the “Parties”), to undertake an evaluation of the Casitas delivered to determine whether the Casitas can be reconstructed as required for compliance with Arizona laws and the requirements of the Arizona Department of Housing. Under the settlement, Freeport is facilitating the establishment of an engineering plan and mutually agreed upon schedule for reconstruction as determined with the Arizona Department of Housing. In the event the reconstruction plan is not timely submitted, or the Arizona Department of Housing does not approve the reconstruction plan, or Freeport elects not to commit to the reconstruction plan, then the Parties shall be jointly and severally liable and responsible for removal of the units within 45 days.

In a separate settlement between the Parties, dated May 30, 2023, regarding the costs of the reconstruction of the Casitas, Freeport has assumed responsibility to pay reconstruction costs, but the Company will be responsible for 10% of any costs in excess of $1,000,000. The Company will also incur 50% of shipping costs in the event the contract is canceled and the Casitas removed. The Company accrued a $570,000 warranty for such costs and any costs related to the 10-year limited warranty offering to Pronghorn.

Litigation Against Former Employees

On June 13, 2023, the Company filed three lawsuits against former employees alleging breach of contract, violations of the Computer Fraud & Abuse Act, violations of the Defend Trade Secrets Act, conversion, unjust enrichment, breach of covenant of good faith and fair dealing, and demand for temporary and permanent injunctive relief. Management does not anticipate these matters will have a material impact on the Company’s results of operations or financial condition.

On September 2, 2022, Boxabl received notice of a charge of employment discrimination had been filed with the Equal Employment Opportunity Commission (“EEOC”) against Boxabl under Title VII of the Civil Rights Act of 1964 (Title VII).  The circumstances of the alleged discrimination are alleged to have occurred on or about May 1, 2022.  On October 3, 2022, Boxabl (through counsel) filed a position statement refuting the allegations and providing supporting documentation of Boxabl’s position. The matter is pending before the EEOC.

Other Litigation

On June 13, 2023, the Company filed a lawsuit against a person, not affiliated with the Company, alleging claims based on business disparagement and defamation of the Company. Management does not anticipate the matter will have a material impact on the Company’s results of operations or financial condition.

On November 19, 2021, a former employee, who served as Chief Operating Officer during the seven-month period from March 2021 until September 27, 2021, at which time he was terminated, filed a complaint against the Company and its directors in the Eighth Judicial District Court of Clark County, Nevada, claiming breach of contract and wrongful termination. While the legal action has proceeded to discovery, the Company denies the merit of the allegations and will continue to defend against them.

We know of no other existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

The Company’s Property

Our principal office and initial manufacturing facility are located at 5345 East North Belt Road, North Las Vegas, Nevada, which also serves as our mailing address. Leasing information is described below.

Initial Manufacturing Facility

On December 29, 2020, we entered into a lease for industrial space which we made into our initial manufacturing facility. We took possession on May 1, 2021 on a sixty-five-month lease. The address of the facility is 5345 E Centennial Pkwy, Building 1, North Las Vegas, NV 89115.

Material Lease Terms

Premises:	Building 1 located at 5345 East North Belt Road, North Las Vegas, NV 89115

Square Feet:	173,720 rentable square feet

Commencement Date:	May 1, 2021

Term:	65 months commencing on May 1, 2021 and ending August 31, 2026; the Company’s first five months of rent were abated by the landlord. The Company began making monthly rent payments on October 1, 2021.

Security Deposit:	$525,000

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$87,996.25
	13 – 24	$90,636.14
	25 – 36	$93,355.22
	37 – 48	$96,155.88
	49 – 60	$99,040.55
	61 - 65	$102,011.77

Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

Second Manufacturing Facility

On June 13, 2022, we entered into a lease for additional industrial space which will support and enhance our operations at our initial manufacturing facility. We took possession on February 1, 2023, which is when the property had been made ready under the terms of the lease. The address of the facility is 5553 N. Belt Road, North Las Vegas, NV.

Material Lease Terms

Address:	5553 N. Belt Road, North Las Vegas, NV 89115

Square Feet:	132,960 rentable square feet

Commencement Date:	January 27, 2023

Term:	73 months commencing on after completion of the Landlord’s Work.

Security Deposit:	$611,616

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$103,708.80
	13 – 24	$107,857.15
	25 – 36	$112,171,44
	37 – 48	$116,658.30
	49 – 60	$121,324.63
	61 - 72	$126,177.61
	73 +	$131,224.72
Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

Third Manufacturing Facility

On May 2, 2023, we amended the lease agreement for the initial manufacturing facility to add space to be used as our third manufacturing facility for a term of forty-eight months. We anticipate beginning operations in this facility in August 2023. The address of the warehouse is 5445 East North Belt Road, North Las Vegas, NV 89115.

Material Lease Terms

Premises:	Building 3 located at 5445 East North Belt Road, North Las Vegas, NV 89115

Square Feet:	114,613 rentable square feet

Commencement Date:	June 1, 2023

Term:	48 months commencing on June 1, 2023 and ending May 31, 2027. The Company began making monthly rent payments on June 1, 2023.

Security Deposit:	$0

Letter of Credit	$3,714,190

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$115,759.13
	13 – 24	$120,389.50
	25 – 36	$125,205.08
	37 – 48	$130,213.28
Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere herein and in our consolidated financial statements.

In addition to our consolidated financial statements, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

We have provided audited consolidated financial statements for the fiscal years ended December 31, 2022 (“FYE 2022”) and December 31, 2021 (“FYE 2021”) that have been audited by dbbmckennon.

Overview

We are in the process of scaling our factories and production of Casitas to meet the demand for our products, and our results to date reflect these efforts. In addition to our initial manufacturing facility, which we took possession of in May 2021, we expanded our production capacity by signing a lease for a second manufacturing facility in June 2022 and a third manufacturing facility in June 2023. While our growth has mainly been funded by our capital raising activities as described below in “Liquidity,” we anticipate our increased manufacturing capacity will allow us to build more Casitas more quickly, and, in doing so generate more revenue in the future.

On June 15, 2023, the Company engaged in an all-stock merger transaction with 500 Group, Inc., a Nevada corporation owned by the Company’s CEO, that is parent to Build IP. As a result of this merger agreement, 500 Group and Build IP will be wholly owned by Boxabl, including the intellectual property held by Build IP. Furthermore, the agreement between Boxabl and Build IP under which Boxabl pays Build IP a license fee equivalent to 1% of the net selling price generated by the sale of Casitas, is now void. For details, see Item 5. Interest of Management and Others in Certain Transactions.

Conversion of Convertible Promissory Notes Recorded as Extinguishment of Debt

On April 1, 2022, the Company’s Convertible Promissory Notes converted into 779,483,823 shares of Non-Voting Series A-1 Preferred Stock representing the principal amount due of $44,800,271 plus $2,044,430 of accrued interest. Purchasers of Convertible Promissory Notes were entitled to different conversion terms such that larger investments received more shares per dollar upon conversion resulting in the enacted conversion terms differing from those stated in the Convertible Promissory Notes. Accordingly, the conversion has been recorded at fair market value and accounted as an extinguishment of debt in the amount of $577,325,408 for the fiscal year ended December 31, 2022 (“FYE 2022”). The Company also recorded interest expense of $910,635 for FYE 2022 related to the accrual of interest. As a result, we incurred a net loss of $610,748,564 in FYE 2022 compared to a net loss of $13,584,157 for the fiscal year ended December 31, 2021 (“FYE 2021”). The extinguishment of debt also impacted our balance sheet such that the Company has an accumulated deficit of $626,313,828 at FYE 2022 compared to $15,565,264 for FYE 2021. Additionally, our income statement includes a net loss of $610,748,564 for FYE 2022, of which $577,325,408 represents the extinguishment of debt through the conversion of our Convertible Promissory Notes.

Restatement of Financial Statement for fiscal year ended December 31, 2021

The Company has elected to adopt Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases, effective January 1, 2021. This has resulted in the Company adopting the modified retrospective approach under which it has recorded a “right of use” asset and liability of $5,189,897 as of May 1, 2021, the earliest comparative period and the date of the qualifying lease. Consequently, the Company’s financial statements for FYE 2021 have been restated to reflect the adoption of this standard. The impact of this restatement was an increase in right-of-use assets and liabilities on our balance sheet at FYE 2021 and our cash flow statement for FYE 2021.

The Company is the process of becoming a reporting company with the SEC.

Pursuant to a Registration Statement on Form 10-12G filed on August 10, 2023, the Company is registering its Non-Voting Series A Preferred Stock, Non-Voting Series A-1 Preferred Stock, Non-Voting Series A-2 Preferred Stock, and its Common Stock with the SEC and becoming a reporting public company. Becoming a reporting company will subject the Company to additional initial and ongoing compliance and reporting costs and administrative burdens, additional professional fees (legal and accounting) as well as costs associated with internal staff. Therefore, the costs for these functions in previous years are not indicative of future costs.

As we build and scale up our factories, develop our automated processes for building casitas, increase the output of our casitas and other products, and grow our customer base, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure and management could cause any of the following to occur or increase:

•inadequate internal controls required for a regulated entity;

•inadequate financial controls needed as we transition to become a reporting company;

•delays in our ability to handle the volume of customers; and

•failure to properly review and supervise personnel to make sure we are compliant with our duties as a public company.

We have found it difficult to hire and retain qualified persons to manage our internal controls and reporting functions, including roles such as chief financial officer, controller and other accounting positions. In terms of employee oversight, we have become aware of at least one instance in which an employee engaged in fraudulent conduct. As part of our work in establishing strong internal controls, we have undertaken an internal audit for compliance with all applicable laws. If we fail to adapt our management, information systems and financial and internal controls to our growth, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer.

Results of Operations

Our FYE 2022 gross revenues were $10,867,746 compared to FYE 2021 gross revenues of $1,955,795. Revenue in 2022 was generated by sales of our Casitas, including recognizing 124 units delivered to ADS, Inc. and 60 units delivered to other customers. We are continuing to work to scale to meet demand through the development of our factories and manufacturing processes. Revenue in FYE 2021 resulted from recognition of revenue received under the Company’s contract for delivery of Casitas to ADS, Inc. Overall, we incurred a net loss of $610,748,564 in FYE 2022 compared to a net loss of $13,854,157 in FYE 2021. The primary reason for the significant change in net loss between FYE 2022 and 2021 was due to the recording of $577,325,408 as an extinguishment of debt due to the conversion of our Convertible Promissory Notes. For details, see above Overview – Conversion of Convertible Promissory Notes Recorded as Extinguishment of Debt.

Cost of Goods Sold

Gross revenues for FYE 2022 and 2021 were offset by cost of goods sold of $23,667,821 and $5,313,969, respectively. Costs of goods sold include raw materials and assembly costs, shipping, and labor, which increased significantly during FYE 2022 because of our expansion of our factory and ramp-up of production to increase our capacity to build Casitas.

Some of the factors that contributed to the increase of production costs include inefficiencies due to the training required for operation of the new machinery, building new products and related procedures. We also experienced supply chain delivery issues in response to which the Company opted to source material from more expensive local vendors. We also experienced increased compensation costs related to the tight labor market. Additionally, due to the timing of our ADS contract, we hired outside labor, paid overtime and double time shifts in an effort to meet delivery requirements. We expect to continue incurring costs related to research and development activities intended to streamline our manufacturing and production process, substitute new materials, and upgrade equipment to allow for automated production. As we continue to refine and scale up operations, we anticipate our costs of goods coming in line with revenues in order to achieve positive net revenues. See Unit Economics and Potential Impact of Inflation below.

During 2022 the Company started developing and implementing strategic cost-saving initiatives to reduce the cost of goods sold. In particular:

1.Direct raw materials cost per unit decreased from more than $50,000 at the start of 2022 to less than $33,000 in May 2023. The cost reductions were achieved by implementing multiple design engineering changes of the Boxabl Casita, vertical integration of EPS foam production, and supplier negotiations. The Company also implemented an ERP system to better manage warehousing operations and the overall supply chain to reduce freight cost and optimize inventory levels to meet production demand.

2.Direct labor cost per unit decreased by 32% to $10,739 per unit. The cost reductions were achieved by implementing the manufacturing strategy particularly:

a.Developing standard work and standard headcount for all operations

b.Ongoing root cause analysis of production and quality issues

c.Implementing a MES (manufacturing execution system) to gather process data and drive improvements.

d.Implementing a layered shop floor management system, management GEMBA walks, and fostering employee engagement.

e.Implementing standard job and wage classifications

The current manufacturing concept has reached its limitations as the process is very manual and labor intensive. During the second half of 2023 the Company intends to completely upgrade the manufacturing concept and install more automated equipment to produce its next design generation. We believe this will allow the Company to ramp up production and reduce the cost per unit further significantly. However, there is no certainty that we will be able to realize any gains from efficiencies.

For 2021 and 2022, our costs of goods sold included a 1% royalty paid to Build IP, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes. Going forward, the Company will no longer pay royalties to Build IP.  In June 2023, the Company acquired Build IP and its parent, 500 Group, both of which were owned by the Company’s CEO, for consideration of $30 million paid in Non-Voting Series A-2 Preferred Stock. For details, see Item 5. Interest of Management and Others in Certain Transactions.

Operating Expenses

In FYE 2022, we also saw a significant increase in operating expenses to $20,291,140 compared to $8,900,992 in FYE 2021 reflecting a significant increase in operating activity. In FYE 2022, our operating expenses were $10,390,540 for general and administrative expenses, $6,523,339 for sales and marketing, and $3,377,261 for research and development. In FYE 2021 increased operating expenses were related to increased payroll costs resulting from hiring key positions on the factory floor and for company administration, in addition to marketing efforts related to an offering of securities under Regulation D, which all contributed to the total general and administrative expense of $5,497,972 in 2021. We anticipate that general and administrative expenses will continue to increase as we undertake activities to begin production of our Casita Boxes. We also recorded $3,377,261 and $2,631,752 in research and development expenses for FYE 2022 and FYE 2021, respectively, resulting from advancing, developing, and testing our products, and the flow of production. As we continue to ramp up operations, we expect incremental increases in line with increased production for shop supplies, equipment, utilities, raw materials and payroll expenses.

Advertising and marketing are very important for Boxabl’s capital-raising strategy. We have undertaken advertising campaigns specific to the product, as well as advertising directly to investors. The investor-focused advertising has allowed for investors to learn more about the Company. As a result of these efforts, in 2022, Boxabl raised over $100M from over 30,000 investors and has achieved some of the most successful crowdfund campaigns under Regulation Crowdfunding and Regulation A. In addition to our investor marketing, advertising the Company has resulted in indications of interest to purchase a Boxabl unit from 170,000 people. Our marketing has also resulted in more than 270 million social media impressions, which has also generated interest in the Company from prospective employees, potential partners and suppliers. We also recorded close to six million visits from unique users to our website in 2022.

Research and Development is essential to test and develop the Boxabl product further. The main cost drivers in 2022 were:

1.Conducting major research used to develop and upgrade panels manufactured in our factory in order to obtain certifications from various domestic and international construction trade organizations, as well as local and state agencies in anticipation of sales of our product to individual consumers;

2.Performing destructive testing of units, panels, materials and other components of Casitas in order to improve and enhance the safety of manufactured units;

3.Continuing to upgrade, develop and revise engineering, in order to obtain independent third-party certification for our factory and product to facilitate certification by local and state agencies for our ultimate goal of sales to the consumers;

4.Testing alternative materials and procedures not only to increase the safety and attractiveness of the products but also cost saving;

5.Develop engineering plans and structural testing for the next generation of our products such as the two-story, single-family home which first was exhibited in February 2023 at the International Builder’s Show (IBS), receiving positive reviews from prestigious publications such as New York Times among others;

6. Refining and developing plans to stack and connect our units to be used for the construction of apartment buildings;

7.Cooperating in the development and testing of transportation mechanisms in order to be able to sell and deliver the units in all USA; and

8.Continuing to develop and redesign sub-products such as cabinets, showers and others to enhance the usage of space.

Compensation Expense

The Company’s Equity Incentive Plan provides for the issuance of Stock Options and Restricted Stock Units (“RSUs”) among other types of equity incentives. The RSUs granted by the Board vest depending upon future events and so have not been recorded as compensation expense. As of December 31, 2022 and 2021, there were 17,857,140 and 17,857,140 RSUs outstanding, none of which have vested. As of December 31, 2022, the future expected compensation expense to be recorded is approximately $1.3 million. Subsequent to December 31, 2022, the Company authorized the issuance of RSUs for 36,642,958 shares of the Company’s Common Stock to employees and directors. For details regarding Stock Options and Restricted Stock Units granted under the Plan, see Item 3. Directors and Officers – Executive Compensation – Equity Incentive Plan.

Critical Accounting Estimates

Restatement of Financial Statements for FYE 2021

On December 29, 2020, the Company entered into a lease agreement for a factory, which commenced in May 2021. The Company has elected to adopt Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases, effective January 1, 2021. This has resulted in the Company adopting the modified retrospective approach under which it has recorded a “right of use” asset and liability of $5,189,897 as of May 1, 2021, the earliest comparative period and the date of the qualifying lease. Consequently, the Company’s financial statements for the year ended December 31, 2021 have been restated to reflect the adoption of this standard. The impact of this restatement was an increase in right-of-use assets and liabilities on our balance sheet as of December 31, 2021 and a concurrent impact on our cash flow statement for the year ended December 31, 2021.

Revenue Recognition

The Company recognizes revenue when its performance obligations have been satisfied through the transfer of our Casita(s) to the Company’s customers. Transfers are deemed to have taken place upon shipment of the Casita and when the title has passed to our customer, including transfer of legal title, physical possession, the risk and rewards of ownership and customer acceptance.

Deposits for Casitas are treated as a liability until the criteria for revenue recognition has been met, at which time the deposit will be treated as revenue. The customer can request a refund of the deposit until a sale agreement has been executed, and therefore is reflected on our consolidated financial statements as a deposit as opposed to a sales contract.

Right of Use Leases

As of December 31, 2022, the future annual maturities of the Company’s operating lease liabilities are as follows:

Fiscal Year
2023	$1,109,386
2024	1,142,668
2025	1,176,948
2026	906,221
Total Lease Payments	4,335,223
Less: Imputed Interest	(244,175)
Total Lease Liabilities	$4,091,048

As of December 31, 2022, the weighted average remaining lease term is 3.75 years. The weighted average incremental borrowing rate is 3.00%. Subsequent to FYE 2022, the Company entered into an amended lease agreement which is described below in “Commitments and Obligations.”

Liquidity and Capital Resources

As of December 31, 2022, the Company held $9,024,802 in cash and cash equivalents and $74,384,612  in investments as a result of our exempt offerings under Regulation A and Rule 506(c) of Regulation D, a significant increase from $21,415,506 in cash and cash equivalents as of December 31, 2021. Our physical assets increased significantly in 2022 as well, with inventory of $8,242,947 as of December 31, 2022 compared to $4,916,235 as of December 31, 2021. We also saw an increase in property and equipment to $7,738,093 at December 31, 2022 from $5,109,604 at December 31, 2021. Furthermore, the Company received deposits from customers in the amount of $4,257,424 for over 7,700 Casitas as of December 31, 2022, an increase from $1,767,424 for 3,360 Casitas as of December 31, 2021. As a result, we had total current assets of $92,155,850 as of December 31, 2022 compared to $28,318,881 as of December 31, 2021.

Sources of Liquidity

To date, our operations have been financed by our exempt offerings of securities made in reliance on Regulation A, Regulation C and both Rule 506(c) and Rule 506(b) of Regulation D.

Convertible Promissory Notes

Between November 17, 2020, and April 1, 2022, the Company sold $44,800,271 in Convertible Promissory Notes in an exempt offering made in reliance on Rule 506(c) of Regulation D. On April 1, 2022, all of the Convertible Promissory Notes converted into 779,483,823 shares of Non-Voting Series A-1 Preferred Stock representing the principal amount due plus $2,044,430 of accrued interest. As discussed above, our income statement includes a net loss of $610,748,564 for FYE 2022, of which $577,325,408 represents the extinguishment of debt through the conversion of our Convertible Promissory Notes. For details, see above Overview – Conversion of Convertible Promissory Notes Recorded as Extinguishment of Debt.

Sales of Capital Stock

Between May 3, 2021 and November 13, 2021, the Company undertook an offering under Regulation Crowdfunding (the “2021 Regulation Crowdfunding Offering”) to at-first raise an additional $3.93 million under that exemption following amendments to Regulation Crowdfunding that went effective on March 15, 2021. This offering was amended to raise up to $5 million after 12 months had passed from the close of the Company’s previous Regulation Crowdfunding offering in 2020. Under our 2021 Regulation Crowdfunding Offering, the Company sold 68,097,240 shares (post-split) of Series A-1 Preferred Stock for net proceeds of $4,498,515.

Beginning November 23, 2021, we commenced an offering under Rule 506(c) of Regulation D under which the Company is selling up to $500,000,000 of the Company’s Non-Voting Series A-2 Preferred Stock at a per share price of $0.80 with pricing tiers to incentive larger investments. As of December 31, 2022, the Company sold 36,364,500 shares of Non-Voting Series A-2 Preferred Stock for net proceeds of $27,343,408. Between January and June of 2023, the Company sold 5,397,500 shares of Non-Voting Series A-2 Preferred Stock for net proceeds of $4,046,312.

On March 31, 2022, the Company’s offering under Regulation A was qualified and we commenced sales of our Non-Voting Series A Preferred Stock, Non-Voting Series A-1 Preferred Stock and Non-Voting Series A-2 Preferred Stock and the underlying Common Stock into which they convert, plus sales by our CEO and Director of Marketing, both of whom serve as directors on our Board (the “Selling Shareholders”), of their Common Stock. The Regulation A offering closed on January 12, 2023, and the Company sold 5,913,600 shares of Non-Voting Series A Preferred Stock, 741,700 shares of Non-Voting Series A-1 Preferred Stock and 81,064,147 shares of Non-Voting Series A-2 Preferred Stock for net proceeds of $64,991,646. The Selling Shareholders sold 12,488,400 shares of Common Stock for net proceeds of $9,990,720.

Between August 25, 2022 and January 26, 2023, the Company sold 5,913,887 shares of Non-Voting Series A-2 Preferred Stock under Regulation Crowdfunding raising net proceeds of $4,896,378.

The Company also anticipates seeking an additional $700,000,000 in debt financing to advance its business objectives.

Commitments and Obligations

Customer Deposits

As part of our waitlist program for the Casita, we have allowed for potential customers to reserve a place in line, or make small deposits towards the purchase of a Casita. As of December 31, 2022 and 2021, the Company had recorded $4,257,424 and $1,767,424 in customer deposits as a liability to the Company.

Deferred Revenue

As of December 31, 2022, our balance sheet carried $1,505,491 deferred revenue related to the Purchase Agreement with Pronghorn Services LLC (included as Exhibit 6.9¸ however, the Company notes that while the agreement was never executed, the parties have been acting under the terms of the agreement, with the Company receiving the full payment of the purchase orders ahead of shipping units). Pursuant to our method for recognizing revenue (see Critical Accounting Policies above), deferred revenue reflects the amount that had not yet been delivered as of the date of the consolidated financial statements. As of December 31, 2021, our balance sheet reflected the amount received on the contract with ADS, Inc. that had not yet been delivered as deferred revenue of $5,467,332. We completed delivery of this order in 2022.

Expense Commitments

Beginning May 1, 2021, we entered into a sixty-five-month lease for a site which currently serves as our manufacturing facility (“Initial Manufacturing Facility”). The initial monthly base rent was $87,728.60 per month for the first 12 months, a security deposit of $525,000 and our share of operating expenses for the property prior to taking possession of the facility for a total amount of $631,837.80. Under the terms of the agreement, the Company’s monthly lease payments increased to $90,360.46 per month on May 1, 2022.

On June 13, 2022, we entered into a seventy-three-month lease for additional industrial space which will support and enhance our operations at our initial manufacturing facility (“Second Manufacturing Facility”). The initial monthly base rent is $103,708.80 per month for the first 12 months. We have paid a security deposit of $611,616. Our estimated monthly operating expenses were $18,614.40.

As of December 31, 2022, we reported current lease liabilities of $1,000,225 compared to $938,933 as of December 31, 2021. Our long-term lease liability decreased to $3,090,823 as of December 31, 2022 from $4,090,895 as of December 31, 2021.

Subsequent to December 31, 2022, we amended the lease agreement for the Initial Manufacturing Facility to expand the space leased by the Company for purposes of establishing our third manufacturing facility. The amended lease provides for an initial monthly rent of $115,759.13 for the first twelve months and a letter of credit in the amount of $3,714,190. For the duration of the forty-eight-month lease, the Company will also be responsible for monthly operating expenses estimated to be $39,812.  For more details, see Item 1. Business – The Company’s Properties.

Promissory Note Held by Boxabl’s CEO

The Company issued a promissory note to its majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize terms of loans which were previously made subject to verbal agreements. The promissory note was paid in full in August 2021 in the amount of $563,268. For details regarding the terms of the note, see Item 5. Interest of Management and Others in Certain Transactions.

The proceeds of the note were received in 2020. As of December 31, 2020, the loan amount was $563,911 and was due on demand. The principal balance outstanding bears a simple interest rate at the annual “prime rate” published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest began accruing on the entire principal sum of this promissory note beginning January 1, 2021. This loan was repaid in August 2021.

PPP Loan

In March 2021, the Company obtained a PPP loan in the amount of $49,166. The loan was forgiven during the year ended December 31, 2022.

Cash Flows

Historical Cash Flows
	Year Ended December 31
	2022	2021
Net Loss	$(610,748,564)	$(13,584,157)
Net Cash Used in Operation Activities	$(33,276,399)	$(11,403,240)
Net Cash Used in Investing Activities	$(83,008,851)	$(5,379,577)
Net Cash Provided by Financing Activities	$103,894,546	$34,521,982

At December 2022, our principal source of liquidity was cash and cash equivalents and short- and long-term investments, which we achieved through our offerings of securities as discussed above. We believe that our current liquidity together with cash generated from sales of additional securities will be sufficient to meet our immediate cash needs for at least near future. This assumption may prove to be incorrect and our liquidity could be exhausted much sooner.

Operating Activities.

Cash used in operating activities included net loss adjusted for several non-cash items such as depreciation & amortization, stock-based compensation, extinguishment of debt and other non-cash expenses, in addition to the change in working capital.

Investing Activities.

Primary investing activities included purchase of Property, equipment, leasehold improvement, Payment of security deposit for our factory and other facility, and acquisition and sales of short-term and long-term investments.

Financial Activities

Primary sources of our financial activities included net proceeds from issuance and sales of securities and convertible promissory notes.

Planned Timeline

With the success of our initial fundraising through our offerings under Regulation Crowdfunding, Regulation D, and Regulation A, we have continued to advance our planned timeline beyond initial delivery orders and developing our second production facility. As of June 21, 2023, we see our next 12-month timeline as follows:

Month 1-3:	Move into the third production facility and install electrical and equipment to begin production.

Month 3-6:	Complete setup of our third facility and integrate into our production process with our initial facility.

Month 8:	Upgrade factory equipment, including our conveyor system, CNC equipment, paint booth, and lamination system.

Month 9:	Begin production of our next generation Casita.

Month 12+:	Ramp up production to achieve our desired production at scale.

On the regulatory side of our business, we are working to achieve Generation 1.0 state modular approvals required for our Casitas in California, Arizona, and Nevada by Q4 2023. We anticipate achieving Generation 2.0 state modular approvals for our Casitas and our 2-bedroom units in California, Arizona, Nevada in Q1 2024.

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation.

Unit Economics and Potential Impact of Inflation

As we continue to improve our process, design, equipment and manufacturing techniques we expect our unit costs to continue to come down. As of January 2023, the cost to produce the Casita is down 32% for direct labor and 24% for materials from a year before. We were able to achieve these cost-per-unit efficiencies through improvements in our production procedures that reduced direct labor cost and reduced scrap costs. This does not include improvements coming from our next generation design and automated manufacturing equipment expected later this year. In May 2023, the price to produce a Casita was approximately $32,532 for direct material and $10,739 direct labor cost.

As a result of inflation and increases to the prices of materials, we have determined that our per unit selling price for the Casitas will be increased from $50,000 to $60,000. This price will not include shipping, which will be the responsibility of the customer. Inflation pressures have already had an impact on the housing market throughout 2022 and early into 2023. If inflationary pressures remain consistent or increase, we believe the future demand for housing may be further impacted, including the demand for our Casitas.

Trend Information

In total, we have received interest from more than 170,000 potential customers wishing to reserve their place in line for when production of the Casita begins for retail sales. Each of these potential customers have agreed to our Room Module Order Agreement. Of that number, we currently have deposits from over 8,300 potential customers ranging from $100, $200, $1,200 or $5,000 for over 15,000 Casitas. The purchase of the reserved Casitas by each of those potential customers who have placed deposits represents potential revenue of $900 million, and potential revenue of over $10 billion if all potential customers, including those who have not placed deposits, were to order one Casita. While we are not guaranteed to receive binding orders or revenue from them, we believe they demonstrate significant interest in our product that requires us to continue focusing on scaling up our production capacity.

We worked with industry-leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations.  We believe our second production facility, when integrated with our initial facility, will allow for even greater production efficiencies. One of the current uses for the second facility is for cutting EPS foam. By being able to cut our own EPS foam to suit rather than ordering in cut sizes, we have been able to achieve cost efficiencies in our materials.

With the success of our fundraising, and apparent demand for our Casitas, we leased a third manufacturing facility in May 2023. We anticipate commencing operations in this facility in August 2023. We are also exploring the use of financing options in addition to equity raises.

As identified in Note 2 to our consolidated financial statements, from the last quarter of 2021 through December 2022, we incurred higher production costs due to various factors. From October 2021, when we first began producing Casitas, through December 2022, the Company’s cost of goods sold increased significantly for various reasons, including the following:

•Inefficiencies due to new machinery and newness of product and procedures which required significant training of the workforce.

•In order to catch up with its delivery obligation under the ADS sales contract, the Company hired additional outside labor and paid overtime and double-time shifts.

•Tight skilled labor market which caused higher labor rate.

•Supply chain delivery issues which caused the purchase of several items of material from local vendors with a substantially higher price.

•The Company is still undertaking major research and development activities to streamline its production, substitute new material, and upgrade its equipment in order to automate its production.

The regular one-shift production capacity of the factory was two per day.  The actual units produced in the last quarter of 2021 was 35 units and 259 units were produced during 2022 due to the above factors. We have expanded our production capacity by leasing a second factory during 2022 and seek to automate our manufacturing process. More recently, we leased a third manufacturing facility in May 2023. However, there is no guarantee that our efforts will resolve all of the challenges we face in ramping up production of Casitas sufficient to meet demand. If we fail to successfully scale up our production, or incorrectly estimated the cost of production related to the price of each Casita, the Company’s results of operations and financial condition may be adversely impacted. Moreover, if we fail to produce enough Casitas to meet demand, we may lose potential customers who have indicated interest in our products.

However, we expect to see the benefits of greater efficiencies as we expand our manufacturing capacity and streamline our manufacturing processes. In that regard, we are engaged in major research and development to streamline production, substitute new material, and upgrade our equipment for the purpose of automating our production. During 2022, our average production of units was 22 per month and our direct labor cost per unit was $20,121. In May of 2023, we produced 28 units at an average cost of $10,739 per unit.

To date in 2023, we have manufactured 173 Casitas, but have not made any deliveries to customers. Various permits from state and local governments are required in order to sell and install the Casitas. Delays in the permitting process or inability to obtain a permit have delayed or prohibited the delivery of the product in Arizona, and have affected the timing or amount of the Company’s revenues. See Item 1. Business – Litigation – Arizona Department of Housing Settlement. Currently, the Company is in the process of obtaining various permits related to the Casitas, including modular certification in other states as well. Since the Arizona order has been postponed until further notice due to modular certification requirements, the units that were previously reserved for that project can now be sold for other projects. We sent a survey to those on our waitlist requesting information regarding who is able to receive delivery and whether that potential customer would install their unit or units in a jurisdiction with significant permitting or other regulatory requirements. Accordingly, Boxabl plans to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects. We currently have purchase orders for Casitas to be placed in Oklahoma. Nevertheless, these new sales may face delays due to the time needed to prepare the site for installation, arrange capital for payment of amounts due to the Company by the purchaser, and other preparatory steps that need to be taken in order to arrange delivery and installation of the units.

In addition to production changes, we have seen increased stability in terms of employee turnover. As of June 2023, our turnover has fallen to approximately 1.75%, which assists productivity because we need to spend less time training new employees in our manufacturing process. However, there is no guarantee that our efforts will resolve all of the challenges we face in ramping up production of Casitas sufficient to meet demand.

We are working to secure the supply of materials that are essential to our production process, such as sheet steel, EPS foam, and PVC extrusions. As discussed above, we experienced some delays resulting from shipment delays of the input goods, however the impact on our business and results have not been significant. We do expect a reduction in the supply of goods and materials from our Chinese suppliers, who currently supply the magnesium oxide board that will be removed in Generation 2.0 of the product. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

In connection with a 2023 exercise to improve the Company’s corporate governance standards and apply additional independent oversight of the Company’s policies and operations, five directors have been duly appointed to serve a one-year term as of June 16, 2023 until June 15, 2024.  The Company has charged the directors with adopting governance policies to comply with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and Securities and Exchange Commission (“SEC”) rules relating to Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) and other corporate governance matters as described more fully below.

As of June 16, 2023, our directors, executive officers and significant employees were as follows:

Name	Position	Age	Term in Office	Fulltime with the Company
Executive Officers
Paolo Tiramani	Founder and CEO	63	Since December 2017	Yes
Galiano Tiramani	Director of Marketing	36	Since December 2017	Yes

Directors *
Paolo Tiramani	Director	63	Since June 2020
Galiano Tiramani	Director	36	Since June 2020
David Cooper	Director	52	Since June 2023
Veronica Nkwodimmah Stanaway	Director	53	Since June 2023
Gregory Ugalde	Director	63	Since June 2023
Christopher Valasek	Director	41	Since June 2023
Zvi Yemini	Director	72	Since June 2023

Significant Employees
Kyle Denman	Senior Engineer	30	Since December 2017	Yes

* Hamid Firooznia served as a Director to the Company from June 2020 until his removal from the Board on January 17, 2023. On that same date, Stan Leopard was appointed to the Board, but then resigned due to health reasons on February 16, 2023.

Directors, Officers and Significant Employees

Paolo Tiramani, Founder and Chief Executive Officer, Director

An industrial designer and mechanical engineer, Paolo has over 150 patent filings which have generated more than $1 billion in retail sales. Paolo founded Boxabl in 2017 and has funded Boxabl to date through his intellectual property investment company 500 Group Inc., which has been in operation since 1986. Paolo also founded Supercar System in 2014. Paolo moved operations to Las Vegas, Nevada five years ago for its strategic location, business and tax climate to develop the Boxabl project into an operating company. Paolo and Galiano Tiramani are father and son.

Galiano Tiramani, Founder and Director of Marketing, Director

Galiano is a serial entrepreneur who has founded several successful startups. Notably, a cryptocurrency exchange and bitcoin ATM network that was founded in 2014 and later sold. He also founded and operated a large green farming and processing facility in Northern California before moving to Las Vegas to pursue Boxabl full time. Galiano holds a bachelor’s degree in business. Paolo and Galiano Tiramani are father and son.

David Cooper, Director

David is a self-styled “super connector” in the global industrialized construction sector who has built a multimedia highway of case studies featuring industry leaders who drive business forward. He has spent the last four years touring smart cities, net zero master planned communities, manufacturing facilities, skills training academies, job sites and more seeking out emerging building products, technology and advanced building processes across the United States, Europe and the United Kingdom. Since February 2020, David has served as host of Dave Cooper Live, LLC, an online talk show about technology, innovation and evolution of construction business. From November 2010 to October 2020, David was Managing Director at Connecticut Valley Homes, a New England based builder using volumetric modular construction for custom homes and commercial projects. David believes that changes for the greater good of the building manufacturing industry and those working in it will have a significant impact on our environment and people everywhere.

Veronica Nkwodimmah Stanaway, Director

Veronica is a financial professional with a solid track record in accounting, finance, and tax. She is an innovative thinker with strong leadership skills, excellent communication skills and a history of working with all organizational levels to implement change and improve operational performance and company value. Since February 2023, Veronica has served as Interim CFO with Oakcliff Capital Partners LP, an investment management fund that invests in publicly traded securities, where she managed all financial accounts and operations of the fund. Veronica shifted focus to family and social causes beginning in 2014 and has volunteered her time, raising funds, and providing other services with the following organizations: Bronxworks from 2016 to present; Croton PTA, Schools and Community Organizations from September 2019 to present, Harry Chapin Memorial Run Against Hunger volunteer and Board Member from March 2022 to present. Veronica also has depth of leadership experience based on her service as Senior Manager of Financial Services in Ernst & Young’s Bangalore offices between January 2010 and July 2012, during which time she managed a staff of over 250; conducted recruitment, training, yearly budget and staffing projections, review of compensation, and was recognized for “Exceptional Client Service” in her first year of leading the India practice.

Gregory Ugalde, Director

Gregory is the President and Chief Legal Officer of T&M Building Co, Inc., based out of Torrington, CT, where he is responsible for company operations related to home building and land development, a role he has held since April 1994. He has specific experience with legal issues associated with home building and the formation of community developments. His prior experience includes founding legal practices associated with all aspects of land use and development. Gregory is also founder and owner of GFU Investments, LLC, a multifaceted builder and developer of minority-owned businesses concentrating on urban development and affordable housing in Connecticut’s cities. In addition to service as Chairman of the National Association of Home Builders (“NAHB”) in 2019, he has served the NAHB in numerous capacities, including NAHB Immediate Past Chairman 2020-2021, NAHB Board of Directors since 2003, Legal Action Committee and Legal Action Network for Development Strategies from 2000 - 2020, Green Building Task Force 2010-2013, and NAHB Budget and Finance Committee Chair and Vice Chair during 2017 chairman and 2014, respectively.

Christopher Valasek, Director

Chris currently serves as Senior Director of Product Security at Cruise LLC, an American self-driving car company headquartered in San Francisco, CA, a position he commenced in March 2023. Prior to that, Chris served at Cruise as Director of Product Security between October 2020 and March 2023; Director of Security, Autonomous Vehicle, between July 2020 and October 2020; and Principal Autonomous Vehicle Security Architect/Engineering Manager between August 2017 and July 2020. Chris is best known for his automotive security research, including a critically acclaimed remote attack of a well-known vehicle brand via its “UConnect” media system. He has also publicly demonstrated many security vulnerabilities in various applications, with a particular focus on Microsoft Windows heap exploitation.  Mr. Valasek has experience in all aspects of technical security involving information technology. He was adjunct faculty between January 2013 and June 2020 at Carnegie Mellon University in the Heinz College of Information Systems and Public Policy.

Zvi Yemini, Director

Zvi is an entrepreneur, industrialist, inventor and community activist from Israel, and the founder of The ZAG Industries, Ltd., Hydro Industry and Polymer Logistics. Zvi has experience with many public companies, including as chairperson of TechCare Ltd, a company formerly listed on the New York Stock Exchange, between September 2021 to the present. He also began serving on the board of Skenkar Design College beginning in January 2012, and served as chairperson between September 2014-September 2017, as well as on the board of YMY Industries Ltd. on December 1998. Zvi also served as a director of The Peres Center for Peace from September 2000-September 2017. He also has served on the board of Nanomedic Technology Ltd. since November 2018. He serves as partner and investor to several additional companies that are involved in innovative developments in the fields of medicine, electronics, nanoparticles and ignition.

Kyle Denman, Founder and Senior Engineer

Kyle is the senior engineer spearheading development of the Boxabl technology, and joined Boxabl in 2017 following first working with Paolo at Supercar System, where he started in 2016.  A graduate in Mechanical Engineering from Stonybrook University, he holds over 20 civil engineering and automotive mechanical patents.  Kyle has been swinging a hammer since he was 12 years old for his family-owned construction company and brings a deep understanding of all field issues with the industry combined with substantial engineering skills.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022, the three highest-paid executive officers and directors were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paolo Tiramani	CEO	$399,633	$385,767	$785,400
Galiano Tiramani	Director of Marketing	$451,912	$493,058 (1)	$944,970
Kyle Denman	Senior Engineer	$166,223	$62,988 (2)	$229,211

(1)Includes a cash bonus in the amount of $333,488, and $159,570 related to the cost of a vehicle, including sales tax.

(2)Constitutes 17,544 Stock Options granted on July 12, 2022, exercisable at $0.57 per share, that vest twenty-eight (28) months after the date of grant (November 12, 2024), and expire on July 12, 2032.

Employment Agreements with Key Executives

Effective January 1, 2023, the Company entered into employment agreements with our CEO, Paolo Tiramani, and Director of Marketing, Galiano Tiramani. Under the terms of the agreements, each will receive an annual base salary of $595,000, which may be modified at the discretion of the Board. They will both be eligible for an annual bonus determined in the sole discretion of the Board and based, in part, on the performance of the executive and of the Company during the calendar year. The bonus is not earned until paid, and if terminated prior to payment will not be pro-rated. The agreements also provide for vacation at the discretion of the executive subject to the Company’s demands, reimbursement of business expenses, and use of Company employees for tasks outside the course and scope of that employee’s employment with a provision for reimbursement of the Company at the employee’s current hourly rate. Other benefits include personal security services, including assignment of security personnel, for the executives and their immediate families, and an automobile for the executive’s personal and business use with maintenance, insurance and gas paid for by the Company. The agreements also provide for the executives to field test Company products and product components in their personal homes. The agreements provide for at-will employments and will terminate upon death or upon fourteen days written notice from the Company in the event of disability.

Compensation of Directors

For the fiscal year December 31, 2022, one of the Company’s directors received a grant of Non-Qualified Stock Options (the “NQSOs”) in the amount of $10,000 having an exercise price of $0.57. The NQSOs vest twenty-eight (28) months from the date of grant, on November 12, 2024) and expire July 12, 2032. The other two directors were not compensated for their board service during 2022.  There were three directors in total.

In June 2023, five new, independent directors were elected by the majority stockholders. During the remainder of fiscal year 2023 and through June 2024, we expect our directors to receive compensation under the terms of their board participation agreements. Under these agreements, each director will receive $40,000 in cash as an annual fee payable in increments of $10,000 per quarter. They also received initial grants of Restricted Stock Units in the amount of $40,000 that vest at a rate of 25% per quarter beginning July 1, 2023. Awards of Restricted Stock Units will be revisited as terms of service mature. Each non-employee director is entitled to reimbursement for reasonable expenses relating to his or her service on the Board and any committee, including travel, meals, and other related expenses.

Equity Incentive Plan

On October 4, 2021, the board authorized, and the stockholders approved, the Company’s 2021 Stock Incentive Plan (the “Plan”), which allows for the award of Options to purchase Common Stock, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units (“RSUs”), and Stock Grants. Pursuant to a 10-for-1 stock split in November 2021, the Plan had 150 million shares available for issuance. During the years ended December 31, 2022 and 2021, the Board had granted 17,429,934 and 63,077,310 stock options to purchase shares of Common Stock, respectively, of which 938,600 and 26,228,110, respectively, vested immediately upon issuance. The remainder vest over periods ranging from 28 to 36 months and expire ten years from the date of grant.

During the years ended December 31, 2022 and 2021, the Board granted 0 and 18,138,830 RSUs, respectively. The RSUs vest depending upon future events and so have not been recorded as compensation expense. As of December 31, 2022 and 2021, there were 17,857,140 and 17,857,140 RSUs outstanding, none of which have vested. As of December 31, 2022, the future expected compensation expense to be recorded is approximately $1.3 million. Subsequent to December 31, 2022, the Company authorized the issuance of RSUs for 36,642,958 shares of the Company’s Common Stock to employees and directors.

As of June 21, 2023, 35,001,223 shares remain available for issuance under the Plan.

The Plan provides continual motivation for our officers, employees, consultants and directors (the “Participants”) to achieve our business and financial objectives and align their interests with the long-term interests of our shareholders. The Plan also provides an incentive to attract, retain and reward certain employees, non-employee directors, and consultants to the Company or an Affiliate. The Plan is administered by the Board of Directors, and awards are made by the Board in its sole discretion.

DIRECTOR INDEPENDENCE AND CORPORATE GOVERNANCE

On June 16, 2023, the Company’s controlling stockholders elected five new and independent members to the Board of Directors, each identified in our table of executive officers and directors in Item 5 (above). The Board is now comprised of a majority of independent directors as determined under the listing standards of the New York Stock Exchange (“NYSE”) Section 303A. As described in more detail below, our independent directors will also serve on the Company’s Audit, Compensation and Nominating and Corporate Governance Committees. Over the coming term, the Board will adopt governing principles which contain a number of corporate governance initiatives designed to comply with SEC, Sarbanes-Oxley and Dodd-Frank rules:

•Creating and maintaining a corporate governance manual and website;

•Establishing majority vote standards and resignation policy;

•Establishing procedures for nominating or recommending for nomination candidates for director;

•Ensuring a majority of the Board of Directors is comprised of independent directors;

•Creating an independent Audit Committee with a Financial Literacy and Audit Committee Financial Expert;

•Creating an independent Compensation Committee;

•Creating a Nominating and Governance Committee; and

•Adopting appropriate Codes of Business Conduct and Ethics, as well as overseeing policies designed to create robust accounting, internal control, auditing and financial matters.

In consideration of the foregoing, the Board has created the following committees, which charges and responsibilities are as described below:

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Paolo Tiramani, Galiano Tiramani, Zvi Yemini, and Gregory Ugalde. The Nominating and Corporate Governance Committee is responsible for, among other things:

•Identifying individuals qualified to become directors consistent with criteria approved by the Board and recommend to the Board the qualified candidates for directorships to be filled by the Board or by the stockholders;

•Overseeing the evaluation of the Board and key management;

•Developing and recommending to the Board a set of corporate governance principles applicable to the Company;

•Oversight of the Company’s practices and strategy as it pertains to the following (each of which may be considered an ESG mandate:

oWorkforce health and safety;

oHuman capital management;

oEnergy efficiency and the environmental impact of the Company’s homebuilding process;

oHome affordability, business ethics and compliance; and

oData privacy and protection.

Compensation Committee

Our Compensation Committee is comprised of David Cooper, Veronica Nkwodimmah Stanaway, Gregory Ugalde, Christopher Valasek, and Zvi Yemini. The Compensation Committee is responsible for, among other things:

•Determining corporate goals and objectives relevant to the non-independent directors and other executive officers;

•Determining the compensation of all executive officers and non-independent directors based upon their performance relative to the established goals and objectives;

•Monitoring incentive and equity-based compensation plans; and

•Preparation of any required annual report on executive compensation.

Audit Committee

Our Audit Committee is comprised of David Cooper, Veronica Nkwodimmah Stanaway, and Gregory Ugalde. The Audit Committee is responsible for, among other things:

•Assisting the Board in fulfilling its oversight responsibilities relating to:

oThe integrity of the Company’s consolidated financial statements;

oThe Company’s compliance with legal and regulatory requirements;

oThe qualifications and independence of the Company’s Independent Auditor; and

oThe performance of the Company’s internal audit function and independent auditor; and

•Preparation of any required annual report of the Audit Committee.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table displays, as of June 30, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Paolo Tiramani (2)	2,213,755,800 shares of Common Stock (3)	-	73.7668%
Common Stock	Galiano Tiramani (2)	773,755,800 shares of Common Stock (4)	-	25.7831%
Common Stock	Officers and Directors as a Group	2,987,511,600 shares of Common Stock (5)	-	99.5499%

(1)Reflects a 10-for-1 forward split in November 2021.

(2)C/O Boxabl Inc., 5345 E. No. Belt Rd., North Las Vegas, NV, 89115.

(3)Includes 1,087,800,000 shares of Common Stock owned by the Paolo Tiramani 2020 Family Gift Trust.

(4)Includes 397,800,000 shares of Common Stock owned by the Galiano Tiramani 2020 Family Gift Trust.

(5)Does not include 10,000 shares of Common Stock underlying Restricted Stock Units that vested for each of the five new directors on July 1, 2023, amounting to a total of 50,000 shares of Common Stock. For vesting terms, see Item 3. Executive Compensation – Compensation of Directors.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Intellectual Property License Agreement and Merger of Boxabl with Affiliated Company

On June 16, 2020, and subsequently amended in November 2021, Boxabl entered into an exclusive license agreement with Build IP, a subsidiary of 500 Group, which is controlled by Boxabl’s founder and CEO, Paolo Tiramani. Pursuant to the license agreement, Boxabl will pay a license fee of 1% of the net selling price generated from the sale of its Casitas to Build IP. As of December 31, 2022 and 2021, $110,177 and $19,558 were recorded as royalty expense in Boxabl’s consolidated financial statements accompanying this report. On June 15, 2023, the Company engaged in an all-stock statutory merger with 500 Group in which the Company exchanged 37,500,000 shares of its Non-Voting Series A-2 Preferred Stock for 500 Group’s 100 outstanding shares of Common Stock in a transaction valued at $30,000,000. As a result of this merger, 500 Group and Build IP are wholly owned by Boxabl, and their assets, including the intellectual property held by Build IP, are now owned by Boxabl. Accordingly, license agreement between Boxabl and Build IP is now void. For details, see Exhibit 6.8 to this report.

Supercar System, Inc. Services Agreement

Effective as of January 1, 2023, the Company and Supercar System entered into a services agreement under which the Company will provide, or will cause third parties to provide, employee services in connection with Supercar System’s business. Supercar System will be required to reimburse the Company for the value of the time spent by a Boxabl employee rendering services to Supercar System based on that employee’s wages at the Company. The Company can decline requests by Supercar System for any good faith reason. Supercar System is controlled by the Company’s CEO, Paolo Tiramani. For more details, see also Exhibit 6.15 filed with this report. As of June 21, 2023, Supercar System does not have any amounts due to Boxabl.

Supercar System, Inc. Lease Agreement

Pursuant to an agreement dated April 12, 2023, but effective as of January 1, 2023, the Company will lease to Supercar System 11,970 square feet located in the Company’s main property located at 5435 E. N. Belt Road, Las Vegas, Nevada for $7,409.23 per month. The agreement terminates December 31, 2026 unless otherwise amended in writing by the parties, and the Company retains the right to unilaterally terminate the agreement upon thirty days written notice. Supercar System is controlled by the Company’s CEO, Paolo Tiramani. See Exhibit 6.16.

Lease Agreement for Casitas

Pursuant to a lease agreement dated March 12, 2023, Galiano Tiramani, who is the Director of Marketing and currently serves on the Company’s Board, will lease three Casitas for his personal use for a period of twenty-four months. The consideration for the lease constitutes written and/or verbal feedback to the Company regarding the livability, comfort, amenities, and any suggestions for improvement to the Casitas. For more details, see also Exhibit 6.14 to this report.

Related Party Loans

The Company issued a promissory note to its majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize terms of loans which were previously made subject to verbal agreements. The proceeds of the note were received in 2020. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual “prime rate” published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest accrues on the entire principal sum of this promissory note beginning January 1, 2021. This loan was repaid in August 2021.

Consulting Agreement with a Member of the Board of Directors

The Company’s former director, Hamid Firooznia, provided consulting services to the Company during the fiscal year ended December 31, 2022. There was no written agreement for the services provided in 2022. Mr. Firooznia was compensated in the amount of $210,000 for those consulting services.

ITEM 6. OTHER INFORMATION

Unregistered Sales of Equity Securities

•From November 17, 2020, through April 1, 2022, the Company sold Convertible Promissory Notes, which converted into shares of Non-Voting Series A-1 Preferred Stock* on April 1, 2022, under Rule 506(c) of Regulation D for a total of $44,800,271. For details regarding the conversion of the Convertible Promissory Notes, see Item 2. Financial Information – Sale and Subsequent Conversion of Convertible Promissory Notes.

•On March 31, 2022, the Company commenced a Regulation A offering in which it sold Non-Voting Series A Preferred Stock,* Non-Voting Series A-1 Preferred Stock, Non-Voting Series A-2 Preferred Stock* and the underlying shares of Common Stock into which they convert. The Regulation A offering also included selling securityholders selling Common Stock. The offering terminated on January 12, 2023, by which time the Company had sold 5,913,600 shares of Non-Voting Series A Preferred Stock for a total of $82,533,741; 700 shares of Non-Voting Series A-1 Preferred Stock for a total of $58,594; 81,064,147 shares of Non-Voting Series A-2 Preferred Stock for a total of $64,850,262; and the selling securityholders sold 12,488,400 shares of Common Stock for a total of $9,990,720.

•From August 25, 2022 through February 20, 2023, the Company sold 5,913,887 shares of Non-Voting Series A-2 Preferred Stock and the underlying shares of Common Stock into which they convert for a total of $4,731,110 in reliance on Regulation Crowdfunding.

•Beginning November 23, 2021, and continuing into 2023, the Company has been engaged in an exempt offering of Non-Voting Series A-2 Preferred Stock and the underlying shares of Common Stock into which they convert pursuant to Rule 506(c) of Regulation D. As of June 30, 2023, the Company has sold 41,802,200 shares of Non-Voting Series A-2 Preferred Stock for gross proceeds of approximately $31,414,716.

•On June 15, 2023, the Company engaged in a statutory merger with an affiliated corporation, 500 Group, in which the Company exchanged 37,500,000 shares of Non-Voting Series A-2 Preferred Stock in exchange for 500 Group’s 100 outstanding shares of Common Stock in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended. For details, see Item 5. Certain Relationships and Related Transactions and Director Independence.

* All classes of Preferred Stock convert into Common Stock upon the Company undertaking a firm underwriting registered offering (an “IPO”) or an offering under Regulation A.

ITEM 7. FINANCIAL STATEMENTS

BOXABL INC.

(A Nevada Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Boxabl Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boxabl Inc. and subsidiary (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Prior Year Restatement

As discussed in Note 2 to the financial statements, the Company has elected to change the adoption date of Accounting Standards Codification 842 Leases to the earliest period presented within the financial statements.

dbbmckennon

PCAOB #3501

We have served as the Company's auditor since 2020.

San Diego, California

August 9, 2023

Boxabl Inc.

Consolidated Balance Sheets

as of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
		(Restated)
ASSETS

Current Assets:
Cash and Cash Equivalents	$9,024,802	$21,415,506
Short-Term Investment in U.S. Treasury Notes	74,384,612	-
Accounts Receivable	-	488,949
Inventory	8,242,947	4,916,235
Deposits on Inventory	264,067	858,818
Prepaids	178,584	119,617
Deposits in Escrow	60,838	519,756

Total Current Assets	92,155,850	28,318,881

Property, Equipment, and Other Assets:
Long-Term Investments in U.S. Treasury Notes	1,461,244	-
Property and Equipment - Net	7,738,093	5,109,604
Right of Use Assets	3,685,561	4,595,197
Deposits on Equipment	3,901,537	651,041
Deferred Offering Costs	-	13,000
Security Deposit	1,140,116	525,000

Total Property, Equipment, and Other Assets	17,926,551	10,893,842

Total Assets	$110,082,401	$39,212,723

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts Payable	$1,281,734	1,309,172
Accrued Expenses	1,095,753	242,955
Customer Deposits	4,257,424	1,767,424
Deferred Revenue	1,505,491	5,467,332
Lease Liability - Current	1,000,225	938,933
Other Current Liabilities	31,265	135,595

Total Current Liabilities	9,171,892	9,861,411

Long-Term Liabilities:
Convertible Promissory Notes	-	30,925,075
Accrued Interest on Convertible Promissory Notes	-	1,133,795
Lease Liability - Long-Term	3,090,823	4,090,895

Total Long-Term Liabilities	3,090,823	36,149,765

Total Liabilities	12,262,715	46,011,176

Commitments and contingencies (Note 10)

Stockholders' Equity (Deficit):
Series A Preferred Stock $0.00001 par, 250 million shares authorized, 194,422,430 and 188,508,830 shares issued and outstanding as of 12/31/22 and 12/31/21, respectively	2,671,074	2,589,375
Series A-1 Preferred Stock $0.00001 par, 1.1 billion shares authorized, 848,322,763 and 68,097,240 shares issued and outstanding as of 12/31/22 and 12/31/21, respectively	628,604,726	4,498,515
Series A-2 Preferred Stock $0.00001 par, 1.15 billion shares authorized, 120,868,572 and 0 shares issued and outstanding as of 12/31/22 and 12/31/21, respectively	89,468,793	-
Common Stock $0.00001 par, 6.6 billion shares authorized, 3 billion shares issued and outstanding as of 12/31/22 and 12/31/21	300,000	300,000
Additional Paid-In Capital	3,088,921	1,378,921
Accumulated Deficit	(626,313,828)	(15,565,264)

Total Stockholders' Equity (Deficit)	97,819,686	(6,798,453)

Total Liabilities and Stockholders' Equity (Deficit)	$110,082,401	$39,212,723

See accompanying notes to the consolidated financial statements.

Boxabl Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2021

Revenues	$10,867,746	$1,955,795

Cost of Goods Sold	23,667,821	5,313,969

Gross Loss	(12,800,075)	(3,358,174)

Operating Expenses:
General and Administrative	10,390,540	5,497,972
Sales and Marketing	6,523,339	771,268
Research and Development	3,377,261	2,631,752

Total Operating Expenses	20,291,140	8,900,992

Operating Loss	(33,091,215)	(12,259,166)

Other (Income)/Expense:
Interest, Unrealized Gains and Other Investment Income	(529,528)	-
Forgiveness of PPP Loan	(49,166)	-
Extinguishment of Debt	577,325,408	-
Interest Expense	910,635	1,324,991

Total Other (Income)/Expense	577,657,349	1,324,991

Net Loss	$(610,748,564)	$(13,584,157)

Net Loss per Common Share - Basic and Diluted	$(0.20)	$(0.00)

Weighted Average Common Shares - Basic and Diluted	3,000,000,000	3,000,000,000

See accompanying notes to the consolidated financial statements.

Boxabl Inc.

Consolidated Statements of Changes to Stockholders' Equity (Deficit)

For the Years Ended December 31, 2022 and 2021

	Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)

Balance as of December 31, 2020	-	$-	-	$-	170,864,790	$2,289,425	3,000,000,000	$300,000	$588,921	$(1,981,107)	$1,197,239

Stock Based Compensation	-	-	-	-	-	-	-	-	790,000	-	790,000
Issuance of Series A Preferred Stock	-	-	-	-	17,644,040	299,950	-	-	-	-	299,950
Issuance of Series A-1 Preferred Stock	-	-	68,097,240	4,834,904	-	-	-	-	-	-	4,834,904
Offering Costs	-	-	-	(336,389)	-	-	-	-	-	-	(336,389)
Net Loss	-	-	-	-	-	-	-	-	-	(13,584,157)	(13,584,157)

Balance as of December 31, 2021	-	$-	68,097,240	$4,498,515	188,508,830	$2,589,375	3,000,000,000	$300,000	$1,378,921	$(15,565,264)	$(6,798,453)

Stock Based Compensation	-	-	-	-	-	-	-	-	1,710,000	-	1,710,000
Issuance of Series A Preferred Stock	-	-	-	-	5,913,600	82,533	-	-	-	-	82,533
Issuance of Series A-1 Preferred Stock	-	-	741,700	593,360	-	-	-	-	-	-	593,360
Conversion of Convertible Notes	-	-	779,483,823	623,587,058	-	-	-	-	-	-	623,587,058
Issuance of Series A-2 Preferred Stock	120,868,572	94,967,634	-	-	-	-	-	-	-	-	94,967,634
Offering Costs	-	(5,498,841)	-	(74,207)	-	(834)	-	-	-	-	(5,573,882)
Net Loss	-	-	-	-	-	-	-	-	-	(610,748,564)	(610,748,564)

Balance as of December 31, 2022	120,868,572	$89,468,793	848,322,763	$628,604,726	194,422,430	$2,671,074	3,000,000,000	$300,000	$3,088,921	$(626,313,828)	$97,819,686

See accompanying notes to the consolidated financial statements.

Boxabl Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
		(Restated)
Cash Flows From Operating Activities:
Net Loss	$(610,748,564)	$(13,584,157)
Adjustments to Reconcile Net Loss to Net Cash Used in Operations
Forgiveness of PPP Loan	(49,166)	-
Depreciation and Amortization	1,200,113	265,367
Stock Based Compensation	1,710,000	790,000
Extinguishment of Debt	577,325,408	-
Unrealized Gains on Investment Securities	(448,165)	-

Changes in Operating Assets and Liabilities:
Accounts Receivable	488,949	(488,949)
Deposits on Inventory	594,751	(858,818)
Inventory	(3,326,712)	(4,916,235)
Other Current Assets	(58,967)	7,221
Right-of-Use Asset and Liability	(29,144)	434,631
Accounts Payable	(110,492)	1,109,831
Deferred Revenue	(3,961,841)	3,120,439
Customer Deposits	2,429,162	1,391,249
Accrued Liabilities	852,798	242,955
Accrued Interest on Convertible Notes	910,635	1,133,795
Other Current Liabilities	(55,164)	(50,569)

Net Cash Used in Operating Activities	(33,276,399)	(11,403,240)

Cash Flows From Investing Activities:
Purchase of Short and Long-Term Investments	(94,583,603)	-
Proceeds From Sale and Maturities of Investments	19,185,912	-
Purchase of Property and Equipment and Deposits	(6,996,044)	(5,380,577)
Deposits	(615,116)	1,000

Net Cash Used in Investing Activities	(83,008,851)	(5,379,577)

Cash Flows From Financing Activities:
Proceeds from PPP Loan	-	49,166
Payments on Loans Payable - Related Parties	-	(563,268)
Proceeds from Convertible Promissory Notes Payable	14,405,261	30,457,583
Offering Costs	(5,560,882)	(336,389)
Proceeds from Sale of Preferred Stock	95,050,167	4,914,890

Net Cash Provided by Financing Activities	103,894,546	34,521,982

Net Increase (Decrease) in Cash and Cash Equivalents	12,390,704	17,739,165

Cash and Cash Equivalents - Beginning of Year	21,415,506	3,676,341

Cash and Cash Equivalents - End of Year	$9,024,802	$21,415,506

Supplemental Cash Flow Information:
Interest Paid	$-	$13,958
Income Taxes Paid	$-	$-

Non-Cash Investing and Financing Activities:
Deposits in Escrow	$60,838	$519,756
Purchase of Software with a Note Payable	$-	$84,598
Purchase of Equipment in Accounts Payable	$155,063	$72,009
Right-of-Use Asset and Liability	$-	$4,595,197
Conversion of Convertible Notes Payable and Accrued Interest to Preferred Stock	$46,857,860	$-

See accompanying notes to the consolidated financial statements.

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is an early stage Nevada (“C”) corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The consolidated financial statements of Boxabl Inc., (which may be referred to as the “Company”, “Boxabl”, “we”, “us” or “our”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as “boxes”, “Casita”, “ADU” or “Alternative Dwelling Unit”) is building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has also developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

Basis of Consolidation

The consolidated financial statements presented include the accounts of the Company. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with GAAP and expressed in US dollars. The Company’s fiscal year end is December 31.

Prior Period Restatement

On December 29, 2020, the Company entered into a lease agreement for a factory facility.  Effective January 1, 2021, the Company has elected to adopt Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases. The first lease commenced in May 2021. The Company has elected to use the modified retrospective approach for comparative purposes.  Under the modified retrospective approach, the Company has recorded a “right of use” asset and liability of $5,189,897 as of May 1, 2021, the earliest comparative period, and the date of the initial qualifying lease. The December 31, 2021, financial statements have been restated to reflect the adoption of this standard. The impact on the December 31, 2021 financial statements, was an increase in right of use assets and liabilities for the amounts currently reflected on the balance sheet and statement of cash flows.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  These estimates form the basis for judgements the Company makes about the carrying values of its assets and liabilities, which are not readily apparent from other sources.  These estimates are based on information available as of the date of the consolidated financial statements, including historical information and various other assumptions that the Company believes are reasonable under the circumstances.  GAAP requires the Company to make estimates in several areas, including, but not limited to, those relevant to revenue recognition, valuation of stock-based compensation including warrants, warranty liabilities, and the estimated useful lives of property and equipment, reserves on inventory.  These judgements, estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the US and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company’s financial condition, results of its operations and cash flows.

Various permits from state and local governments are required in order to sell and install the Casitas. Delays in the permitting process or inability to obtain a permit could delay or prohibit the delivery of the product, which would affect the timing or amount of the Company’s revenues. Currently, the Company is in the process of obtaining various permits related to the Casitas, including modular certification. Since the Arizona order has been postponed until further notice due to modular certification requirements, the units that were previously reserved for that project can now be sold for other projects. During 2023 through the date of filing, the Company has not delivered any Casitas. Subsequent to this filing, Boxabl plans to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects.

The inputs into certain of our judgments, assumptions, and estimates considered the economic implications of the COVID-19 pandemic, including the associated impact of supply constraints, on our critical and significant accounting estimates. The COVID-19 pandemic caused raised prices and supply chain issues that slowed down our production and caused us to have to request a new delivery date on the ADS order which was granted. To date, there have been no other serious impacts. As the COVID-19 pandemic continues, many of our estimates could require increased judgment and carry a higher degree of variability and volatility.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company’s control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

•Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

•Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity (at the time of purchase) of three months or less to be cash equivalents. As of December 31, 2022, the Company holds various U.S. treasuries that are reflected as cash and cash equivalents as they are readily convertible. All highly liquid instruments purchased with an original maturity date of greater than three months are considered investments.

Accounts Receivable

Account receivable are stated at the amount management expects to collect on balances outstanding at the balance sheet date.  The Company uses the allowance method for uncollectable accounts receivable.  The Company has a policy to reserve for credit losses based on management’s evaluation of outstanding accounts receivable at the balance sheet date. As of December 31, 2022 and 2021, there is no provision for credit losses.

Inventory

Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost or net realized value with the cost determined using the weighted average method.  On an annual basis, the Company analyzes its inventory levels and records allowances for inventory that has become obsolete and inventory that has a cost basis in excess of the expected net realizable value. Damaged and obsolete inventory are valued based on management’s best estimate and any difference charged to expense. As of December 31, 2022, for finished Casitas, the Company capitalized costs to the amount for which the Casita could be sold less the estimated cost to sell.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation.  Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred.  When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the respective accounts, and any gain or loss is included in operations.  Major improvements with economic lives greater than one year are capitalized. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful life. Depreciation is computed using the straight-line method over the following estimated useful lives:

Software	3 years
Technology	3 years
Furniture and fixtures	7 years
Machinery and Equipment	5 – 10 years

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances, such as discontinuance or technological obsolescence, indicate that the carrying amount of the assets may not be recoverable.  No impairment charges were recorded for the years ended December 31, 2022 and 2021.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC Topic 606, Revenue from Contracts with Customers:

-Identification of a contract with a customer.

-Identification of the performance obligations in the contract.

-Determination of the transaction price.

-Allocation of the transaction price to the performance obligations in the contract.

-Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met.

The Company collects customer deposits to reserve for the purchase of a Casita. The Company has received $4,257,424 and $1,767,424 in customer deposits for over 7,700 and 3,360 Boxabl units as of December 31, 2022 and 2021, respectively. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation.  The customer can request a refund of the deposit until a sale agreement is executed.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company’s finished products, shipping, the related labor, and overhead charges associated with that production.

In the second half of October 2021, the Company began production of Casitas. From October 2021 through December 31, 2022, the Company incurred much higher production costs due to various factors, including the following:

•Inefficiencies due to new machinery and newness of product and procedures which required significant training of the workforce.

•In order to catch up with its delivery obligation under the sales contract, the Company hired additional outside labor and paid overtime and double time shifts.

•Tight skilled labor market which caused higher labor rate.

•Supply chain delivery issues which caused the purchase of several items of material from local vendors with a substantially higher price.

•The Company is still undertaking major research and development activities to streamline its production, substitute new material, and upgrade its equipment in order to automate its production.

•The regular one shift production capacity of the factory is two per day.  The actual units produced in the last quarter of 2021 was 35 units and only 259 units were produced during 2022 – due to the above factors, even with substantial overtime payments.

In 2022, the Company began to address these items and implement cost cutting measures. In 2022, the Company was able to reduce the cost of direct materials as well as other costs such as direct labor. The Company continues to make improvements to its processes to allow for greater cost reductions.

Advertising and Promotion

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the years ended December 31, 2022 and 2021 amounted to approximately $5,445,848 and $582,000, respectively, which is included in sales and marketing expense.

Research and Development

Research and development costs consisting of design, materials, consultants related to prototype and process improvements and developments are expensed as incurred. Total research and development costs for the years ended December 31, 2022 and 2021 are $3,377,261 and $2,631,752, respectively.

Warranty Provision

The Company offers its customers warranties on products sold for a period of up to 10 years. Management records an expense to operations for the costs of warranty repairs at the time of sale. Management’s estimate for warranties is based on sales levels and historical costs of providing warranties. The Company has not had a history in product malfunctions; however, from time-to-time products may fail. As of December 31, 2022 and 2021, Company’s reserve for warranty totaled $570,000 and $0, respectively, and is reflected in accrued liabilities in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Cash and Cash Equivalents:

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and cash equivalents.  Cash and cash equivalents are maintained at high quality financial institutions.  During the years ended December 31, 2022 and 2021, the Company exceeded the Federal Deposit Insurance Corporation (FDIC) limit. The Company has not experienced any losses with respect to its cash balances.  Based upon assessment of the financial condition of these institutions, management believes that the risk of loss of any uninsured amounts is minimal.

Inventory:

The Company imports a substantial part of its materials from overseas vendors, mainly from China. Consequently, the Company’s ability to purchase and the costs of its products are subject to political, social, and economic situations, both in the United States and abroad. The Company maintains that the loss of one or more vendors would not have a material impact on the Company’s operations as replacements could be identified.

Customers:

Revenues from two customers were approximately 95% and 100% of the Company’s revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2021, receivables from one customer represented 100% of the Company’s accounts receivable. As the Company does not expect to have recurring customers prospectively, the loss of an individual customer is not expected to impact the Company’s operations.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

As of December 31, 2022 and 2021, the Company evaluated its net deferred tax asset of $9,454,424 and $2,616,470, respectively.  The net deferred tax assets increased $6,837,954 and $2,616,470 during the years ended December 31, 2022 and 2021, respectively, consisting primarily of net operating loss carry forwards.  The Company has determined a full valuation allowance of $9,454,424 and $2,616,470 was appropriate as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the Company’s gross net operating loss (“NOL”) carry forward was $45,074,292 and $12,512,604, respectively, which originated from losses from June 15, 2020, forward.  NOLs originating in 2020 and subsequent can be carried forward indefinitely.  The difference between the statutory rate of 21% and the effective tax rate is due to a full valuation allowance on deferred tax assets and permanent differences due to non-deductible interest expense, loss on modification of debt and stock-based compensation expense.

As of December 31, 2022 and 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.  The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.  The Company’s tax returns from 2019 forward are open to federal and state tax examination.  As of December 31, 2022, there were no ongoing tax examinations.

Deferred Offering Costs

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. During the years ended December 31, 2022 and 2021, costs associated with the Company’s offerings totaled $5,573,882 and $336,839, respectively, which are netted against the related proceeds within stockholders’ equity (deficit), respectively.

Basic and Diluted Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.  Diluted net loss per share reflects the actual weighted average of common shares issued and outstanding during the period plus potential common shares. Stock options and convertible instruments are considered potential common shares and are included in the calculation of diluted net loss per share when their effect is dilutive.  As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2021, the Company’s potentially dilutive instruments included convertible promissory notes for which a conversion price had not been established.  As of December 31, 2022 and 2021, the Company had 194,994,130 and 188,508,830 shares of Series A preferred stock outstanding, respectively, which is contingently convertible to common shares on a one-to-one basis.  As of December 31, 2022 and 2021, the Company had 848,322,763 and 68,097,240 Series A-1 preferred stock outstanding, respectively, which is contingently convertible to common shares on a one-to-one basis.  As of December 31, 2022 and 2021, the Company had 120,868,572 and 0 Series A-2 preferred stock outstanding, respectively, which is contingently convertible to common shares on a one-to-one basis.  During the years ended December 31, 2022 and 2021, the Company had options and RSUs outstanding of 78,355,819 and 70,184,330, respectively.

Stock-Based Compensation

The Company uses ASC 718 for Stock-Based Compensation. Compensation for all stock-based awards, including stock options and restricted stock, are measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company's underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Leases

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its consolidated balance sheets.  Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021.  The Company adopted the lease standard effective January 1, 2021. The consolidated financial statements reflect the adoption of the standard.

The application of the new lease standard (ASU Topic 842) requires significant judgments and certain key estimations to be made including identifying whether a contract (or part of a contract) included a lease, determining whether variable payments are in-substance fixed, establishing whether there are multiple leases in an arrangement, estimating the lease term, determining the appropriate rate to discount lease payments, determining whether it is reasonably certain that an extension or termination option will be exercised, determining the stand-alone selling price of lease and non-lease components, and assessing whether a right-of-use asset is impaired.

Unanticipated changes in these judgments or estimates could affect the identification and determination of the value of lease liabilities and right-of-use assets at initial recognition, as well as the subsequent measurement of lease liabilities and right-of-use assets.  These items could potentially result in changes to amounts reported in the consolidated statements of income and consolidated balance sheets in a given period. See Note 6 for further discussion of leases.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – INVESTMENTS

As of December 31, 2022, investment in securities consists of US Treasury Notes priced at fair value, consisting of the following:

	Three Months or Less from Date of Purchase	Greater than Three Months from Date of Purchase
Cash and Cash Equivalents	$1,399,809	$-
Short-Term Investments	-	74,384,612
Long-Term Investments	-	1,461,244
Total U.S. Treasury Notes	$1,399,809	$75,845,856

The Long-Term Investment will mature in January of 2024.

The cost basis of investments sold is determined by the Company using the specific identification method.

Gains and losses on sale of investments, interest and unrealized gains are all reported under interest, unrealized gains and other investment income.

NOTE 4 – INVENTORY

As of December 31, 2022 and 2021, inventory consists of the following:

	December 31, 2022	December 31, 2021
Raw Materials	$4,550,403	$4,668,455
Work-in Progress	182,544	144,538
Finished Goods	3,510,000	103,242
Total Inventory	$8,242,947	$4,916,235

NOTE 5 – PROPERTY AND EQUIPMENT

The Company’s property and equipment consists of the following amounts for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Machinery, Equipment, and Furniture:
Balance – January 1	$3,525,416	$83,336
Acquisitions During the Year	3,179,855	3,442,080
Balance – December 31	6,705,271	3,525,416
Less Accumulated Depreciation	(845,806)	(177,233)

Net Machinery, Equipment, and Furniture – December 31	5,859,465	3,348,183

Leasehold Improvements:
Balance – January 1	1,671,686	-
Acquisitions During the Year	258,148	1,671,686
Balance – December 31	1,929,834	1,671,686
Less Accumulated Depreciation	(439,104)	(83,584)

Net Leasehold Improvements – December 31	1,490,730	1,588,102

Technology and Software:
Balance – January 1	207,983	-
Acquisition During the Year	390,597	207,983
Balance – December 31	598,580	207,983
Less – Accumulated Depreciation	(210,682)	(34,664)

Net Technology and Software – December 31	387,898	173,319

Total Net Assets – December 31	$7,738,093	$5,109,604

As of December 31, 2022 and 2021, the Company paid $3,901,537 and $651,041, respectively, for deposits on equipment. The total amount is recorded as Deposits on Equipment on the consolidated balance sheets.  As of December 31, 2022, the remaining amount of purchase commitments was approximately $6,239,000.

During the years ended December 31, 2022 and 2021, the Company recognized $1,200,114 and $265,367, respectively, in depreciation expense.

NOTE 6 – DEBT

Loan Payable to Officers

The Company executed a promissory note to the Company’s majority shareholder and CEO in January 2021 to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three Casita prototypes. The principal balance outstanding bears a simple interest rate at the annual “prime rate” published by the Wall Street Journal (3.25% as of December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021. The note was paid in full in August 2021.

PPP Loan

In March 2021, the Company obtained a PPP loan in the amount of $49,166. The loan was forgiven in 2022.

Convertible Notes Payable

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price ranging from 50-90% of the per share price paid by the purchasers of such equity securities in the offering. The conversion discount rates are based on timing and amount of the convertible promissory notes.  If the debt notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023.  In addition, costs incurred in connection with obtaining the convertible promissory notes were insignificant and recorded as interest expense. As of December 31, 2021, the gross amount of convertible promissory notes was $30,925,075. During 2022, the total amount of proceeds under convertible promissory increased to $44,800,271 due to additional borrowings, an increase of $13,875,196.

As of December 31, 2021, the Company had accrued interest of $1,133,795 for all outstanding convertible notes. From January 1, 2022, through April 1, 2022, accrued interest for all convertible notes increased to $2,044,430, an increase of $910,635.

On April 1, 2022, in connection with the Company’s launch of their Regulation A offering, all convertible promissory notes were converted into 779,483,823 shares of Series A-1 Preferred stock, representing $44,800,271 of face value and $2,044,430 of accrued interest. Of the converted shares, 3,414,730 shares of Series A-1 Preferred stock, representing $210,000 of face value and $5,811 of accrued interest, were paid for by and issued to a related party. The Company recorded interest expense of $910,635 related to the accrual of interest and an extinguishment of debt loss of $577,325,408 during the year ended December 31, 2022, related to this conversion. The Company accounted for the transaction as an extinguishment of debt as the conversion terms enacted were significantly different than the stated conversion rates per the convertible promissory notes. Thus, the Company recorded the transaction at its fair market value. As a result, the Company recognized extinguishment of debt expense of $577,325,408 during the year ended December 31, 2022.

NOTE 7 – RIGHT OF USE LEASES

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq. ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month’s rent, $87,229, and first-month’s Tenant’s Percentage of Operating Expense Fees (“CAM”) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM began on May 1, 2021. The Company’s first five (5) months have been abated by the landlord and the Company began making monthly rent payments on October 1, 2021. Rents increase by 3% annually. Subsequent to December 31, 2022, the Company amended the lease agreement to obtain additional space in a neighboring warehouse for four years, with first month’s base rent of $115,759, increasing by 4% annually. In addition, the Company was required to obtain a letter of credit related to the expansion of premises of $3,714,190.

Effective January 1, 2021, the Company adopted ASU Topic 842 by recording right of use assets and lease obligation on the balance sheet for its existing operating lease. The discount rate for the lease is calculated by using annual rate of increase as specific in the lease agreement. During the years ended December 31, 2022 and 2021, rent expense totaled $1,047,930 and $698,620, respectively.

As of December 31, 2022, the future annual maturities of the Company’s operating lease liabilities are as follows:

Fiscal Year
2023	$ 1,109,386
2024	1,142,668
2025	1,176,948
2026	906,221
Total lease payments	4,335,223
Less: imputed interest	(244,175)
Total lease liabilities	$ 4,091,048

As of December 31, 2022, the weighted average remaining lease term is 3.75 years. The weighted average incremental borrowing rate is 3.00%.

On June 10, 2022, the Company signed a 73-month lease for a 132,960 sq. ft warehouse, commencing the earlier of (a) 30 days after substantial completion of tenant work by the landlord or (b) tenant commencing operation in the building.  The lease commencement date was determined to be February 1, 2023 and thus has been accounted for subsequent to year end.  During 2022, the Company paid $611,616 as security deposit and the first month’s rent, including CAM in the amount of $122,323.  The lease allows one-month free rent subject to no default during the lease term.  The initial base rent is $103,709 and CAM is $18,614.  The base rent will increase 4% every year.

The following table summarizes the Company’s future minimum commitment under the non-cancellable operating lease agreements:

Date
2023	$ 1,140,797
2024	1,290,137
2025	1,341,743
2026	1,395,413
2027	1,450,239
Thereafter	1,766,591
Total	$ 8,384,920

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has a contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services.  Rent income received was $64,200 and $16,050 as part of this contract for the years ended December 31, 2022 and 2021, respectively.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company’s majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of December 31, 2022 and 2021, $110,177 and $19,558, respectively, has been recorded as royalty expense in the accompanying consolidated financial statements which is 1% and 1%, respectively, of the sales for the years ended December 31, 2022 and 2021. See Note 11 for additional information.

During the years ended December 31, 2022 and 2021, the Company incurred expenses totaling $210,000 and $0, respectively, to a former member of the Board of Directors for professional fees. As of December 31, 2022 and 2021, the amounts payable to the former member of the Board of Directors was $60,000 and $0, respectively.

See Note 6 for additional related party transactions.

NOTE 9 – STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020.  In conjunction with the conversion, the Company authorized the issuance of 4.25 billion shares of common stock with a par value of $0.00001 and 750 million shares of preferred stock with a par value of $0.00001.  The Company initially designated all shares of preferred stock as “Series A Preferred Stock”, see below for rights and preferences.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 850 million, for which 202,516,980 and 647,483,020 shares were classified as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On November 19, 2021, the Board of Directors decided to increase the number of shares to the following: 6.6 billion shares of Common Stock of $0.00001 par value, 250 million shares of Series A Preferred Stock of $0.00001 par value, 1.1 billion shares of Series A-1 Preferred Stock of $0.00001 par value, 1.15 billion shares of Series A-2 Preferred Stock of $0.00001 par value, and 900 million shares of unclassified Preferred Stock of $0.00001 par value. Total of increased authorized shares is 10 billion.

Stock Split

In November of 2021, the Board of Directors of the Company approved a 10-for-1 forward stock split of the outstanding shares of the Company, with fractional shares resulting from the stock split to be rounded up to the nearest whole number.

Preferred Stock Preferences

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders’ Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 Preferred Stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders’ Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-2 Preferred Stock has the following preferences:

Holders of Series A-2 Preferred Stock are not entitled to any voting rights. Shares of Series A-2 Preferred Stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-2 Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders’ Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The “Series A Original Issue Price” shall mean $0.017 per share, the “Series A-1 Original Issue Price” shall mean $0.079 per share, and the “Series A-2 Original Issue Price” shall mean $0.80 per share in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, the Series A-1 Preferred Stock, or the Series A-2 Preferred Stock, as the case may be.  In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, Series A-1 and Series A Preferred Stock, and then to the holders of Common Stock.

The following table summarizes the liquidation preferences as of December 31, 2022 in order of liquidation:

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series A-2 Preferred Stock	1,150,000,000	120,868,572	$96,694,858
Series A-1 Preferred Stock	1,100,000,000	848,322,763	67,017,494
Series A Preferred Stock	250,000,000	194,422,430	3,305,181
Total Series A Preferred Stock as of December 31, 2022	2,500,000,000	1,163,613,765	$167,017,533

Sales of Preferred Stock

The Company’s Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 155,158,910 Series A Preferred Stock at $0.014 per share during the year ended December 31, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Section 4(a)(2) to investors with established, pre-existing relationships to the Company at a price of $0.017 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 15,705,880 Series A Preferred Stock at $0.017 per share as of December 31, 2020.  The Company received an additional $299,950 in proceeds and the issuance of 17,644,040 Series A Preferred Stock at $0.017 per share as of December 31, 2021.

On May 3, 2021, the Company offered up to $3,930,000 in Series A-1 Preferred Stock at $0.071 with a minimum target amount of $10,000.

On November 23, 2021, the Company offered up to $500,000,000 worth of Series A-2 Preferred Stock for $0.80 per share on a “best efforts” basis under Regulations A and D.  The minimum target is $10,000 per investor with a price per share of $0.76 for investments ranging from $10,000 to $100,000, $0.72 for investments ranging from $100,000 to $1,000,000, $0.68 for investments ranging from $1,000,000 to $10,000,000, $0.64 for investments ranging from $10,000,000 to $100,000,000, and $0.60 for investments exceeding $100,000,000. See below for proceeds received.

On March 31, 2022, the Company was qualified to raise up to $68,500,000 pursuant to Regulation A offering.  On September 14, 2022, the Company offering was updated and was qualified to sell up to 81,062,500 shares of Series A-2 Preferred Stock at a price of $0.80 per share on a “best effort” basis, as well as 759,493 shares of Series A-1 Preferred at a price of $0.079 and 6,428,571 shares of Series A Preferred Stock at a price of $0.014.  The Company set a minimum of $3,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A-2 Preferred Stock.

During the year ended December 31, 2022, the Company sold 120,868,572 Preferred Series A-2 shares under Regulation A, D, and CF offering for gross proceeds of $94,967,634. During the year ended December 31, 2022, the Company sold 741,700 Preferred Series A-1 shares for gross proceeds of $593,360. During the year ended December 31, 2022, the Company sold 5,913,600 Preferred Series A shares for gross proceeds and additional consideration of $82,533. See Note 6 for additional issuances of Series A-1.

During the year ended December 31, 2021, the Company sold 68,097,240 Preferred Series A-1 shares for gross proceeds for $4,834,904. During the year ended December 31, 2021, the Company sold 17,644,040 Preferred Series A shares for gross proceeds of $299,950.

The Company incurred offering costs of $5,573,882 and $336,389, respectively, for the years ended December 31, 2022 and 2021.

Stock Incentive Plan

In 2021, the Company’s board of directors authorized the 2021 Stock Option Plan which allows for the issuance of options to purchase 150,000,000 shares of the Company’s common stock. During the years ended December 31, 2022 and 2021, the Company granted stock options to purchase 17,429,934 and 63,077,310 shares of common stock, respectively, of which 938,600 and 26,228,110, respectively, vested immediately upon issuance. The remainder vest over periods ranging from 28 to 36 months. The fair values of options granted was approximately $6,037,336 and $1,816,140, respectively, in the years ended December 31, 2022 and 2021. The options expire 10 years from date of issuance.

A summary of stock option activity for the years ended December 31, 2022 and 2021 is as follows:

		Weighted
		Average	Remaining
		Exercise	Contractual	Aggregate
	Stock	Price per	Term	Intrinsic
	Options	Share	(in years)	Value
Outstanding as of December 31, 2020	–		–	–
Granted	63,077,310	$0.07
Exercised	–	–
Forfeited/cancelled	(10,750,120)	($0.07)
Outstanding as of December 31, 2021	52,327,190	$0.07	9.9	–
Granted	17,429,934	$0.57
Exercised	–	–
Forfeited/cancelled	(9,258,445)	($0.15)
Outstanding as of December 31, 2022	60,498,679	$0.13	8.4	–
Vested and expected to vest
as of December 31, 2022	60,498,679	$0.13	8.4	–
Exercisable as of December 31, 2022	27,166,170	$0.09	8.8	–

As of December 31, 2022 and 2021, there were 71,644,181 and 79,815,670 shares, respectively available for issuance under the 2021 Stock Option Plan.

During the years ended December 31, 2022 and 2021, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

	2022	2021
Expected life (years) (1)	5 – 6.5	5 – 6.5
Risk-free interest rate (2)	2.0%	2.0%
Expected volatility (3)	41.66%	39.77%
Annual dividend yield	0.0%	0.0%
Weighted average fair value of options granted	$0.80	$0.07

(1) Estimated based on historical experience

(2) Based on US Treasury constant maturity interest rate whose term is consistent with expected life of the stock options.

(3) Based on historical experience over a term consistent with the expected life of the stock options

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

During the year ended December 31, 2022, the Company recognized $1,710,000 of stock compensation expense related to stock options which $820,800 and $889,200 is included within cost of sales and general and administrative expenses, respectively. During the year ended December 31, 2021, the Company recognized $790,000 of stock compensation expense related to stock options which is included within general and administrative expenses. Future stock option compensation expense related to these options as of December 31, 2022, to be recognized is approximately $4.8 million, which is expected to be expensed over the remaining vesting period of 1.83 years. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

During the years ended December 31, 2022 and 2021, the Company granted 0 and 18,138,830 restricted stock units (“RSU”), respectively. The vesting of the RSUs is dependent upon future events and thus no amounts have been recorded as compensation expense. As of December 31, 2022 and 2021, the Company had 17,857,140 and 17,857,140 of RSUs outstanding, none of which were vested. As of December 31, 2022, the future expected compensation expense to be recorded is approximately $1.3 million.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Significant Contracts

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The 156 Casitas are to be delivered upon completion. The Company delivered 33 units by December 31, 2021, and the rest before June 1, 2022. The Company received in full the balance on sales contract.

Litigation

Subsequent to December 31, 2022, the Company entered into a settlement with the state of Arizona related to the delivery of Casita units prior to receiving certification from the state. The Company paid $48,000 and agreed to reconstruct the units already delivered, and make sure any subsequent delivered units adhere to the regulations.

In connection with the Casita’s delivered in Arizona, the Company entered into a settlement with a customer related to the costs of reconstruction of the Casita units. Under the terms of the settlement agreement, the customer has agreed to pay the first $1,000,000 in costs, and 90% of any costs in excess of the $1,000,000. The Company will only incur 50% of shipping costs should the contract be cancelled, and the units returned. The Company accrued a $570,000 warranty for such costs and any costs related to the 10-year limited warranty offered to the customer.

Subsequent to December 31, 2022, the Company received certification from ICC Evaluation Service related to the structural panels of the Casitas, which assist with procuring “plan approval” from various state regulatory agencies.

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 31, 2023, the issuance date of these consolidated financial statements.

Preferred Stock

During January through June 2023, the Company issued 8,627,535 Series A-2 shares for net proceeds of $6,378,472 under U.S. raises and issued 1,507,757 Series A-2 shares for net proceeds of $1,206,205 under a Canadian raise.

Subsequent to December 31, 2022, the Company entered into an agreement with a broker-dealer to raise monies through Regulation A+ offerings. The Company will act as lead broker-dealer and will provide services including preparation of filings and working with SEC counsel.

Merger

On June 15, 2023, the Company engaged in an all-stock statutory merger with 500 Group in which the Company exchanged 37,500,000 shares of its Non-Voting Series A-2 Preferred Stock for 500 Group’s 100 outstanding shares of Common Stock in a transaction valued at $30,000,000. As a result of this merger, 500 Group and Build IP are wholly-owned by Boxabl, and their assets, including the intellectual property held by Build IP, are now owned by Boxabl. Accordingly, license agreement between Boxabl and Build IP is now void.

Appointment of Board of Directors

On June 16, 2023, the Company’s controlling stockholders elected five new and independent members to the Board of Directors.

Restricted Stock Units

Subsequent to December 31, 2022, the Company authorized the issuance of RSUs for 36,642,958 shares of the Company’s common stock to employees and directors.

Sublease

Pursuant to an agreement dated April 12, 2023, but effective as of January 1, 2023, the Company will lease to Supercar System four support squares located in the Company’s main property located at 5435 E. N. Belt Road, Las Vegas, Nevada for $7,409 per month. The agreement terminates December 31, 2026 unless otherwise amended in writing by the parties, and the Company retains the right to unilaterally terminate the agreement upon thirty days’ written notice. Supercar System is controlled by the Company’s CEO, Paolo Tiramani.

See Notes 7 and 10 for additional subsequent events.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Title of Document

2.1	Fourth Amended and Restated Articles of Incorporation (1)
2.2	Bylaws (1)
3.1	Form of Third Amended and Restated Stockholders Agreement (2)
6.1	Facilities Lease Agreement (1)
6.2	Initial Purchase Orders and Related Agreements (1)
6.3	Form of Room Module Order Agreement (1)
6.4	Promissory Note with Paolo Tiramani (1)
6.5	Amendment No. 1 to 2021 Stock Option Plan (2)
6.6	Employment Agreement of Paolo Tiramani (2)
6.7	Employment Agreement of Galiano Tiramani (2)
6.8	Merger Agreement (2)
6.9	Purchase Agreement with Pronghorn Services LLC (2)
6.10	Amendment No. 1 to Facilities Lease Agreement (2)
6.11	Amendment No. 2 to Facilities Lease Agreement (2)
6.12	Amendment No. 3 to Facilities Lease Agreement (2)
6.13	Lease Agreement for Second Manufacturing Facility (2)
6.14	Lease Agreement for Casitas (2) *
6.15	Supercar System, Inc. Services Agreement (2)
6.16	Supercar System, Inc. Lease Agreement (2)
6.17	Form of Award for Employees (2)
6.18	Form of Award for Directors (2)

* Portions of this exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K.

(1)Filed as an exhibit to the Boxabl Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11419).

(2)Filed as an exhibit to the Boxabl Inc. Registration Statement on Form 10-12G (Commission File No. 000-56579).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOXABL, INC.

By:	/s/ Paolo Tiramani
Name:	Paolo Tiramani
Title:	CEO
Date:	August 18, 2023

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Paolo Tiramani
Name:	Paolo Tiramani
Title:	CEO, principal financial officer, principal accounting officer& Director
Date:	August 18, 2023

By:	/s/ Galiano Tiramani
Name:	Galiano Tiramani
Title:	Director
Date:	August 18, 2023

By:	/s/ David Cooper
Name:	David Cooper
Title:	Director
Date:	August 18, 2023

By:	/s/ Veronica Nkwodimmah Stanaway
Name:	Veronica Nkwodimmah Stanaway
Title:	Director
Date:	August 18, 2023

By:	/s/ Gregory Ugalde
Name:	Gregory Ugalde
Title:	Director
Date:	August 18, 2023

By:	/s/ Christopher Valasek
Name:	Christopher Valasek
Title:	Director
Date:	August 18, 2023

By:	/s/ Zvi Yemini
Name:	Zvi Yemini
Title:	Director
Date:	August 18, 2023